Denmark
Bancshares, Inc.

100 YEARS…AND STRONGER THAN EVER

ANNUAL REPORT 2008



Denmark State Bank Management Team
Back row: Dennis Heim, Chief Financial Officer;
John Olsen, President; Carl Laveck, Chief Credit Officer.
Seated: Jill Feiler, Retail Banking Manager.

Dear Shareholder:

In March of 2009, Denmark State Bank celebrated 100 years serving our community with strength and stability. This anniversary reflects 100 years of confidence from local investors allowing our bank to remain independent. With your ongoing financial investment, Denmark Bancshares, Inc. has been able to maintain a strong capital position allowing us to avoid reliance on government funding.

Our Company recorded $31.84 earnings per share, a 15% increase compared to 2007. We were able to increase our dividends per share from $14.40 to $14.50. As you know, the financial industry faced many challenges in 2008. Your management team remains focused on the current crisis while planning ahead. We added key staff members to the mortgage banking, business and agricultural lending areas as well an additional retail investment advisor. The retail product line was revamped and new products were added. We strengthened our loan underwriting policies and procedures.

Looking forward to 2009, the banking industry will undoubtedly be facing tough economic challenges again. Unemployment continues to rise, real estate values and sales show no signs of strengthening, and the dairy sector is experiencing much lower milk prices. Unprecedented increases in FDIC insurance premiums will force us to continue to search for opportunities to become more efficient. Faced with all of these challenges, it will be extremely difficult to improve upon 2008 results. However, your management staff is committed to making the changes necessary to stay competitive and continue to provide returns.

In closing, we are extremely proud to be celebrating 100 years in the banking business. Our experienced staff looks forward to continuing the proud tradition of providing you financial stability. We would like to thank you for your support and confidence as we look forward to the next 100 years.

Sincerely,
The Denmark State Bank Management Team



Board of Directors
Denmark State Bank
Standing: Michael Heim; John Olsen, President;
Seated: Janet Bonkowski; Thomas Hartman;
Thomas Wall; Diane Roundy; Kenneth Larsen, Sr.

Partnership



Dave Stencil
Owner, Stencil Farms

"I personally have been working with Denmark State Bank for the past 25 years. My father was also a customer, and I remember visiting the bank as a child. The team at Denmark State Bank understands what our business is all about and they take good care of me. The 'hometown bank' feeling is alive and well at Denmark State Bank. "

At Denmark State Bank, our tagline says it all: *Where customers send their friends.* We're proud of our 100 year history of serving Denmark and the surrounding area. As your banking partner, we're dedicated to remaining a strong Wisconsin financial institution. We are also committed to getting to know you and your business…to working with you, even in challenging times…and to building your dreams together. As part of the community, not only are we able to understand our customers' financial needs, we anticipate them. And that's what a true partnership is all about.

Confidence

Our economy and the banking industry are in the midst of immense change. While almost one of every four FDIC-insured institutions was unprofitable in 2008, Denmark State Bank improved profits while continuing to focus on sound lending practices and exceptional customer service. While we understand that the road to economic recovery may be long, we're proud of our strong past and the solid banking institution we've built. By staying true to the values that have made us successful thus far, we're able to look to the future with optimism, and aspire to continued success for our customers, employees, and investors.



Leon Suster (second from left)
Owner, Suster's Arcade

"Suster's along with Denmark State Bank is celebrating 100 years in the Denmark community this year. One reason we have both remained strong and gained the confidence of our customers through the years is consistency. Both businesses have provided great consistent service to the customers of our community for the last 100 years."



Sue Van Gheem (seated)
Partner & Vice President of Bus. Development, Pension, Inc.

"Pension Inc. has partnered with Denmark State Bank since 1988. The bank's astute management and courteous staff has made us feel like a true business partner as they exemplify loyalty and responsiveness while assisting with all our banking needs. The Denmark State Bank associates have gone beyond what is expected in customer service to call our attention to everything from banking alerts to new products available. Their personal touch and timely follow-up is exceptional."

Responsiveness

In today's world, customer service often seems to have gone by the wayside. But at Denmark State Bank, it never will. Because we've built our business on the hometown values that you grew up with. A prompt response to a phone call, with a friendly voice at the other end of the line. A smile and a greeting upon entering the bank lobby. That's how we'd want to be served, and it remains our commitment to our customers. It's been that way since 1909. Guess some things will just never change.





At Denmark State Bank, we're *your* bank. And that's going to mean something different to everyone. From a child's Kid's Club account, to an excited young family's first mortgage, to a teenager's first checking account before making the journey to college, we're there. For the retired couple seeking dependable investment advice to the seasoned business owner looking for a true partnership, we're there. Through the years, we've focused on one thing first and foremost—our customers' success. Without it, our bank and our communities will not continue to prosper. It remains our commitment to you.

John Smits
With wife Tracy, co-owner of Redwood II

"I have been banking with Denmark State Bank since I was eight years old. They've been there for me as I have grown through the years with my business and my family. Denmark State Bank has not only helped us financially but they were a big help in our adoption process from Guatemala. When filling out our applications, we needed a lot of past financial information and they were so accommodating and willing to help with these requests. Denmark State Bank has also been a large part of the growth in our business, helping us with anything that we have ever needed. I guess you could say we consider them a support system."



Dennis Heim
Chief Financial Officer

In these turbulent times for financial institutions, we take this opportunity to thank our shareholders for their continued confidence and ongoing investment in Denmark Bancshares, Inc. ("DBI"). Denmark State Bank ("DSB"), the subsidiary bank of DBI, was formed with 45 shareholders investing $25,000 in 1909. Today, DBI has over 1,500 shareholders with total equity in excess of $52 million. This strong commitment by our community to support a local bank allowed DSB to survive the troubled times of the Great Depression when more than nine thousand banks failed and unemployment was near 25%. We gratefully recognize the important role shareholders have played as we celebrate our 100th anniversary.

Management is confident we have adequate capital to continue serving the needs of our customers and to expand our customer base. Sustained emphasis on improving credit quality and efficiency will be vital to our continued success. Denmark maintains a strong capital position in relation to other bank holding companies. DBI's capital ratios are more than 30% higher than bank holding companies of a similar size and nearly double the ratios of many of the largest U.S. banks. DBI's leverage ratio (tier 1 core capital expressed as a percentage of average total assets) was 13.3% compared to 9.1% for peer bank holding companies. The graph below illustrates DBI's capital position for each of the last five years. Total risk-based capital as a percent of risk-based assets was 18.1% as of December 31, 2008, compared to the peer group average of 13.5%.



SELECTED FINANCIAL DATA

	Year Ended December 31,				
	2008	2007	2006	2005	2004
INCOME STATEMENT DATA					
Interest income	$24,074	$26,193	$24,683	$22,259	$19,615
Interest expense	9,545	12,756	12,198	8,913	5,925
Net interest income	$14,529	$13,437	$12,485	$13,346	$13,690
Less: Provision for credit losses	1,000	903	1,257	786	327
Net interest income after provision for credit losses	$13,529	$12,534	$11,228	$12,560	$13,363
Plus: Noninterest income	$1,601	$1,832	$1,619	$1,567	$1,734
Less: Noninterest expense	10,955	10,190	10,823	10,961	10,049
Net noninterest expense	($9,354)	($8,358)	($9,204)	($9,394)	($8,315)
Income before income taxes	$4,175	$4,176	$2,024	$3,166	$5,048
Income tax expense	384	866	9	580	1,190
Net income	$3,791	$3,310	$2,015	$2,586	$3,858
PER SHARE DATA					
Net income	$31.84	$27.80	$16.87	$21.48	$31.86
Cash dividends declared	14.50	14.40	14.30	14.10	13.25
Book value (year end)	438.69	435.42	420.33	421.14	416.94
BALANCE SHEET DATA					
Average balances:					
Total loans (includes loans held for sale)	$294,363	$305,273	$314,411	$312,532	$282,000
Investment securities	69,423	52,251	48,896	49,049	48,470
Assets	396,606	393,547	401,720	395,535	366,550
Deposits	294,982	289,021	288,976	284,568	265,916
Stockholders' equity	52,784	50,924	50,183	50,556	49,676
Year-end balances:					
Total loans (includes loans held for sale)	$300,781	$303,574	$306,935	$326,512	$300,864
Allowance for possible credit losses	6,356	5,871	5,732	6,400	5,820
Investment securities	73,031	51,715	51,085	49,570	49,005
Assets	414,072	409,934	402,843	414,521	396,685
Deposits	306,001	308,954	293,662	298,254	288,758
Long-term debt	30,850	25,750	27,802	35,015	33,773
Stockholders' equity	52,227	51,838	50,042	50,553	50,383
FINANCIAL RATIOS					
Return on average equity	7.18%	6.50%	4.02%	5.12%	7.77%
Return on average assets	0.96%	0.84%	0.50%	0.65%	1.05%
Net interest spread (tax-equivalent)	3.64%	3.24%	2.98%	3.42%	3.93%
Average equity to average assets	13.31%	12.94%	12.49%	12.78%	13.55%
Allowance for credit losses to loans	2.11%	1.94%	1.87%	1.96%	1.93%
Non-performing loans to allowance for credit losses	244.16%	134.63%	139.57%	118.56%	101.37%

Dollars in thousands except per share data.

TABLE OF CONTENTS

Denmark Bancshares, Inc. ("DBI"), headquartered in Denmark, Wisconsin, is a diversified one-bank holding company. Denmark State Bank ("DSB"), DBI's subsidiary bank, offers six full service banking offices located in the Villages of Denmark, Bellevue, Maribel, Reedsville, Whitelaw and Wrightstown, serving primarily Brown, Kewaunee, Manitowoc and Outagamie Counties. DBI also extends farm credit through its subsidiary Denmark Agricultural Credit Corporation ("DACC").



Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholders
Denmark Bancshares, Inc.
Denmark, Wisconsin

We have audited the accompanying consolidated statements of financial condition of Denmark Bancshares, Inc. and Subsidiaries (the "Company") as of December 31, 2008 and 2007, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2008. We also have audited Denmark Bancshares, Inc. and Subsidiaries internal control over financial reporting as of December 31, 2008, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Denmark Bancshares, Inc. and Subsidiaries' management is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on these financial statements and an opinion on the Company's internal control over financial reporting based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the consolidated financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Denmark Bancshares, Inc. and Subsidiaries as of December 31, 2008 and 2007, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2008, in conformity with accounting principles generally accepted in the United States. Also, in our opinion, Denmark Bancshares, Inc. and Subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Wipfli LLP

Wipfli LLP

Green Bay, Wisconsin
February 24, 2009

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of Denmark Bancshares, Inc. ("DBI") is responsible for establishing and maintaining adequate internal control over financial reporting. DBI's internal control system was designed to provide reasonable assurance as to the reliability of financial reporting and the preparation and presentation of the consolidated financial statements for external purposes in accordance with generally accepted accounting principles.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

DBI's management conducted an assessment, including testing, of the effectiveness of its internal control over financial reporting as of December 31, 2008. In making this assessment, DBI used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in *Internal Control – Integrated Framework.* Based on this assessment, DBI's management believes that, as of December 31, 2008, DBI's internal control over financial reporting is effective based on those criteria.

The effectiveness of internal control over financial reporting as of December 31, 2008 has been audited by Wipfli LLP, an independent registered public accounting firm, as stated in their report dated February 24, 2009, which is presented above.

John P. Olsen
President

Dennis J. Heim
Vice President

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

As of December 31,

ASSETS

Assets	2008	2007
Cash and due from banks	$11,226,114	$10,631,937
Federal funds sold	9,219,000	20,836,000
Investment Securities		
Available-for-sale, at fair value	36,768,025	16,187,633
Held-to-maturity (fair value approximates $37,363,028 and $37,210,397, respectively)	36,262,650	35,527,620
Total Investment Securities	$73,030,675	$51,715,253
Loans, less allowance for credit losses of $6,355,857 and $5,870,512, respectively	294,425,581	296,765,850
Loans held for sale	0	937,846
Premises and equipment, net	7,956,931	8,568,794
Other investments, at cost	4,957,198	6,586,625
Accrued interest receivable	1,602,547	2,180,057
Other assets	11,654,314	11,711,276
TOTAL ASSETS	$414,072,360	$409,933,638

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities		
Deposits		
Noninterest-bearing	$39,806,286	$45,090,344
Interest-bearing	266,195,161	263,863,481
Total Deposits	$306,001,447	$308,953,825
Short-term borrowings	22,415,067	20,746,640
Accrued interest payable	766,298	1,175,520
Other liabilities	1,812,388	1,469,623
Long-term debt	30,850,000	25,750,000
Total Liabilities	$361,845,200	$358,095,608
Stockholders' Equity		
Common stock, no par value, authorized 640,000 shares; issued 119,053 net of 2,477 shares of treasury stock in 2008 and 2007	$16,106,590	$16,106,590
Paid in capital	469,986	469,986
Retained earnings	37,161,287	35,096,323
Accumulated other comprehensive income/(loss)	(1,510,703)	165,131
Total Stockholders' Equity	$52,227,160	$51,838,030
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$414,072,360	$409,933,638

The accompanying notes are an integral part of these financial statements.

CONSOLIDATED STATEMENTS OF INCOME

For the Years Ended December 31,

	2008	2007	2006
Interest Income			
Loans including fees	$20,134,097	$22,919,212	$21,520,935
Investment securities:			
Taxable	1,862,908	822,822	464,213
Tax-exempt	1,875,225	1,889,510	1,992,604
Interest on federal funds sold	101,883	324,369	289,632
Other interest income	100,379	236,847	415,932
	$24,074,492	$26,192,759	$24,683,316
Interest Expense			
Deposits	$7,782,364	$10,242,846	$9,333,348
Short-term borrowings	476,332	1,360,300	1,499,933
Long-term debt	1,286,798	1,152,540	1,364,610
	$9,545,494	$12,755,686	$12,197,891
Net interest income	$14,528,998	$13,437,073	$12,485,425
Provision for Credit Losses	1,000,000	903,000	1,257,000
Net interest income after			
provision for credit losses	$13,528,998	$12,534,073	$11,228,425
Other Income			
Service fees and commissions	$833,544	$785,373	$1,036,583
Investment security gains (losses)	31,486	0	(59,486)
Loan sale gains	64,939	45,207	84,769
Bank owned life insurance	260,864	249,246	213,000
Gain on sale of insurance business	0	380,881	0
Other	410,270	370,822	344,233
	$1,601,103	$1,831,529	$1,619,099
Other Expense			
Salaries and employee benefits	$6,418,257	$5,912,213	$6,396,726
Occupancy expenses	1,299,154	1,351,251	1,510,244
Data processing expenses	657,450	720,424	1,024,490
Marketing expenses	109,966	124,744	148,163
Directors fees	130,850	126,850	156,415
Professional fees	363,299	293,027	359,738
Printing and supplies	142,647	214,878	180,328
Amortization of intangibles	192,391	192,391	209,292
Loss on sale of other real estate	506,184	315,304	22,907
Other real estate expenses	409,756	389,280	185,727
Other operating expenses	724,932	549,283	629,148
	$10,954,886	$10,189,645	$10,823,178
Income before income taxes	$4,175,215	$4,175,957	$2,024,346
Income tax expense	383,982	865,802	9,394
NET INCOME	$3,791,233	$3,310,155	$2,014,952
EARNINGS PER COMMON SHARE	$31.84	$27.80	$16.87

The accompanying notes are an integral part of these financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

| | Common Stock | | | | Accumulated Other | |
	Shares	Amount	Paid in Capital	Retained Earnings	Comprehensive Income (loss)	Total
Balance, December 31, 2005	120,038	$16,975,172	$470,094	$33,191,504	($84,118)	$50,552,652
Comprehensive income						
Net income				2,014,952		2,014,952
Other comprehensive loss, net of tax						
Change in unrealized gain on securities available-for-sale, net of reclassification adjustment (1)					49,387	49,387
Total comprehensive income						$2,064,339
Cash dividend, $14.30 per share				(1,705,925)		(1,705,925)
Treasury stock sales	245	215,218	(108)			215,110
Treasury stock acquisitions	(1,230)	(1,083,800)				(1,083,800)
Balance, December 31, 2006	119,053	$16,106,590	$469,986	$33,500,531	($34,731)	$50,042,376
Comprehensive income						
Net income				3,310,155		3,310,155
Other comprehensive income, net of tax						
Change in unrealized gain on securities available-for-sale					199,862	199,862
Total comprehensive income						$3,510,017
Cash dividend, $14.40 per share				(1,714,363)		(1,714,363)
BALANCE, DECEMBER 31, 2007	119,053	$16,106,590	$469,986	$35,096,323	$165,131	$51,838,030
Comprehensive income						
Net income				3,791,233		3,791,233
Other comprehensive income, net of tax						
Change in unrealized gain on securities available-for-sale, net of reclassification adjustment (2)					(1,675,834)	(1,675,834)
Total comprehensive income						$2,115,399
Cash dividend, $14.50 per share				(1,726,269)		(1,726,269)
BALANCE, DECEMBER 31, 2008	119,053	$16,106,590	$469,986	$37,161,287	($1,510,703)	$52,227,160

(1) Disclosure of reclassification amount:

Unrealized holding gains arising during the period	$13,320
Plus: reclassification adjustment for losses included in net income, net of income tax	36,067
Net unrealized gains on securities	$49,387

(2) Disclosure of reclassification amount:

Unrealized holding losses arising during the period	($1,694,884)
Plus: reclassification adjustment for gains included in net income, net of income tax	19,050
Net unrealized gains (losses) on securities	($1,675,834)

The accompanying notes are an integral part of these financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Years Ended December 31,

	2008	2007	2006
Cash Flows from Operating Activities:			
Net income	$3,791,233	$3,310,155	$2,014,952
Adjustments to reconcile net income to			
net cash provided by operating activities:			
Depreciation	682,458	777,405	882,308
Provision for credit losses	1,000,000	903,000	1,257,000
Amortization of intangibles	192,391	192,391	209,292
Gains on sales of loans	(64,939)	(45,207)	(84,769)
Loss on sale of assets	506,366	316,828	82,699
Amortization of bond premium	54,160	12,035	20,101
Accretion of bond discount	(415,401)	(206,804)	(179,104)
Loans originated for sale	(6,093,768)	(3,740,245)	(7,274,293)
Proceeds from sale of loans	5,921,498	3,598,594	7,695,612
Gain on sale of insurance assets	0	(380,881)	0
Common stock dividends	0	0	0
Income from bank owned life insurance	(260,864)	(249,246)	(213,000)
Change in interest receivable	577,510	37,946	(185,590)
Change in interest payable	(409,222)	(251,418)	161,063
Other, net	(173,170)	(169,122)	(312,738)
Net Cash Provided by Operating Activities	$5,308,252	$4,105,431	$4,073,533
Cash Flows from Investing Activities:			
Maturities of held-to-maturity securities	$3,410,000	$2,610,000	$1,875,300
Maturities and sales of available-for-sale securities	15,623,441	7,601,112	8,193,706
Purchases of held-to-maturity securities	(4,020,384)	(515,662)	(640,000)
Purchases of available-for-sale securities	(38,681,761)	(9,820,573)	(10,762,682)
Proceeds from sale of insurance assets	0	500,000	0
Purchases of AgriBank, FCB common stock	0	0	(45,000)
Money market mutual funds, net	1,629,427	(1,641,976)	(203,543)
Federal funds sold, net	11,617,000	(9,092,000)	(6,604,000)
Proceeds from sale of FHLB Common Stock	0	0	3,047,284
Proceeds from sale of foreclosed assets	3,524,848	3,451,120	1,538,415
Proceeds from sale of building	0	0	123,351
Net decrease (increase) in loans made to customers	158,398	560,724	12,307,867
Capital expenditures	(70,777)	(83,527)	(109,114)
Net Cash (Used) Provided by Investing Activities	($6,809,808)	($6,430,782)	$8,721,584
Cash Flows from Financing Activities:			
Net increase (decrease) in deposits	($2,952,378)	$15,292,155	($4,592,002)
Purchase of treasury stock	0	0	(1,083,800)
Sale of treasury stock	0	0	215,110
Dividends paid	(1,720,316)	(1,708,411)	(1,706,995)
Debt proceeds	31,816,276	16,702,465	36,019,072
Debt repayments	(25,047,849)	(26,587,339)	(42,883,147)
Net Cash Provided (Used) by Financing Activities	$2,095,733	$3,698,870	($14,031,762)
Net increase (decrease) in cash and cash equivalents	$594,177	$1,373,519	($1,236,645)
Cash and cash equivalents, beginning	10,631,937	9,258,418	10,495,063
CASH AND CASH EQUIVALENTS, ENDING	$11,226,114	$10,631,937	$9,258,418
Noncash Investing Activities:			
Loans transferred to foreclosed properties	$2,356,924	$2,222,866	$5,006,576
Total increase (decrease) in unrealized loss on			
securities available-for-sale	$2,714,523	($310,275)	($81,959)

The accompanying notes are an integral part of these financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Organization

Denmark Bancshares, Inc. ("DBI") is a bank holding company as defined in the Bank Holding Company Act. As such, it exercises control over Denmark State Bank ("DSB"), Denmark Ag Credit Corporation ("DACC") and McDonald-Zeamer Insurance Agency, Inc. ("McDonald"). A majority of DBI's assets are held by DSB. On January 2, 2007, McDonald sold its insurance book of business and agreed to exit the insurance business for a period of three years.

DSB, a wholly owned subsidiary of DBI, operates under a state bank charter, and provides full banking services to its customers. Denmark Investments Inc. ("DII") is a wholly owned subsidiary of Denmark State Bank. DBI and its subsidiaries make agribusiness, commercial and residential loans to customers throughout the state, but primarily in eastern Wisconsin. DBI and its subsidiaries have a diversified loan portfolio, however, a substantial portion of their debtors' ability to honor their contract is dependent upon the agribusiness economic sector. The main loan and deposit accounts are fully disclosed in Notes 4 and 7. The significant risks associated with financial institutions include interest rate risk, credit risk, liquidity risk and concentration risk.

Basis of Consolidation

The consolidated financial statements include the accounts of Denmark Bancshares, Inc. and its subsidiaries. All intercompany balances and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates in the financial statements include allowance for credit losses and accounting for the impairment of loans, which are discussed specifically in the following sections of this footnote.

Cash Flows

For purposes of reporting cash flows, cash and cash equivalents include cash on hand and amounts due from banks. Cash flows from demand deposits, NOW accounts, savings accounts, federal funds purchased and sold, cash receipts and payments of loans and time deposits are reported net. For purposes of cash flow reporting, income taxes paid were $890,818, $867,610 and $435,141 and interest paid was $9,963,669, $13,015,713 and $12,061,075 for the years ended December 31, 2008, 2007 and 2006, respectively.

Investment Securities

Investment securities are designated as available-for-sale or held-to-maturity when purchased and remain in that classification until they are sold or mature. Debt and equity securities classified as available-for-sale are stated at estimated fair value, with unrealized gains and losses, net of any applicable deferred income taxes, reported as a separate component of stockholders' equity. Debt securities classified as held-to-maturity are stated at cost adjusted for amortization of premiums and accretion of discounts, which are recognized as adjustments to interest income. Realized gains or losses on dispositions are recorded in other operating income on the trade date, based on the net proceeds and the adjusted carrying amount of the securities sold using the specific identification method.

Loans

Loans are reported at the principal amount outstanding, net of the allowance for credit losses. Interest on loans is calculated and accrued by using the simple interest method on the daily balance of the principal amount outstanding. Loan-origination fees are credited to income when received and the related loan-origination costs are expensed as incurred. Capitalization of the fees net of the related costs would not have a material effect on the consolidated financial statements.

Loans on which the accrual of interest has been discontinued are designated as nonaccrual loans. Accrual of interest on loans is discontinued either when reasonable doubt exists as to the full, timely collection of interest or principal or when a loan becomes contractually past due by ninety days or more with respect to interest or principal. When a loan is placed on nonaccrual, all interest previously accrued but not collected is reversed against current period interest income. Income on such loans is then recognized only to the extent that cash is received and where the future collection of principal is probable. Interest accruals are resumed on such loans only when they are brought fully current with respect to interest and principal and when, in the judgment of the management, the loans are estimated to be fully collectible as to both principal and interest.

A loan is impaired when, based on current information and events, it is probable that not all amounts due will be collected according to the contractual terms of the loan agreement. Impaired loans are measured at the estimated fair value of the collateral. If the estimated fair value of the impaired loan is less than the recorded investment in the loan, an impairment is recognized by creating a valuation allowance. Interest income is recognized in the same manner described above for nonaccrual loans.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Allowance for Credit Losses

The allowance for credit losses is established through a provision for credit losses charged to expense. Loans are charged against the allowance for credit losses when management believes that the collectibility of the principal is unlikely. The allowance is an amount that management believes to be adequate to absorb losses inherent in existing loans, based on evaluations of the collectibility and prior loss experience of loans. The evaluations take into consideration such factors as changes in the nature and volume of the portfolio, overall portfolio quality, loan concentrations, specific problem loans, leases and commitments, and current and anticipated economic conditions that may affect the borrowers' ability to pay.

Loans Held For Sale

Loans originated and intended for sale in the secondary market are carried at lower of cost or estimated fair value in the aggregate. Net unrealized losses, if any, are recognized through a valuation allowance by charges to income.

Other Real Estate Owned

Other real estate owned represents real estate of which DBI has taken control in partial or total satisfaction of loans. Other real estate owned is carried at fair value, less estimated costs to sell. Losses at the time property is classified as other real estate owned are charged to the allowance for credit losses. Subsequent gains and losses, as well as operating income or expense related to other real estate owned, are charged to expense. Other real estate owned, which is included in other assets, totaled $867,507 and $2,541,615 at December 31, 2008 and 2007, respectively.

Other Investments

Other investments are carried at cost and consist primarily of Federal Home Loan Bank (FHLB) stock, money market funds held by the investment subsidiary and AgriBank stock. Other investments are evaluated for impairment on an annual basis. As a member of the FHLB, DSB is required to hold stock in the FHLB based on the anticipated amount of FHLB borrowings to be advanced. This stock is recorded at cost, which approximates fair value. Transfer of the stock is substantially restricted.

Premises and Equipment

Premises and equipment owned are stated at cost less accumulated depreciation which is computed principally on the straight-line method over the estimated useful lives of the assets. The estimated useful lives of the assets are forty years for buildings, fifteen years for leasehold improvements and three to seven years for furniture and equipment.

Intangible Assets

Other intangibles, which include primarily core deposit intangibles, are amortized on a straight-line basis generally over a period of up to 15 years. Annually management reviews the intangible assets for impairment. Other intangibles are included in Other Assets.

Income Taxes

Deferred income tax assets and liabilities are determined using the liability method. Under this method the net deferred income taxes are provided for timing differences between items of income or expense reported in the consolidated financial statements and those reported for income tax purposes. A liability may also be recognized for unrecognized tax benefits from uncertain tax positions. Unrecognized tax benefits represent the differences between a tax position taken or expected to be taken in a tax return and the benefit recognized and measured in the financial statements. Interest and penalties related to unrecognized tax benefits are classified as income taxes.

Treasury Stock

Treasury stock consists of 2,477 shares at a cost of $2,067,386 as of both December 31, 2008 and 2007, and is netted against common stock on the consolidated statement of financial condition.

Earnings per Common Share

Earnings per common share are computed based on the weighted average number of shares of common stock outstanding during each year. DBI does not have any stock based compensation plans, therefore basic and diluted earnings per share are presented as one number. The number of shares used in computing basic earnings per share is 119,053, 119,053 and 119,429 for the years ended December 31, 2008, 2007 and 2006, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Reclassifications

Certain amounts in the prior year financial statements have been reclassified for comparative purposes to conform with the presentation in the current year.

New Accounting Pronouncements

In September 2006, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 157, *Fair Value Measurements.* This statement defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. SFAS No. 157 establishes a fair value hierarchy about the assumptions used to measure fair value and clarifies assumptions about risk and the effect of restriction on the sale or use of an asset. The standard is effective for fiscal years beginning after November 15, 2007. In February 2008, the FASB issued FASB Staff Position (FSP) on SFAS No. 157-2, *Effective Date of FASB SFAS No. 157.* This FSP delays the effective date of SFAS No. 157 for all non-financial assets and non-financial liabilities, except those recognized at fair value on a recurring basis (at least annually) to fiscal years beginning after November 15, 2008, and interim periods within those fiscal years. The adoption of SFAS No. 157 had no significant effect on DBI's financial statements. For additional information on the fair value of certain financial assets and liabilities, see Note 5 – Fair Value Measurement to the consolidated financial statements below.

In February 2007, the FASB issued SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities – Including an Amendment of FASB SFAS No. 115.* SFAS No. 159 permits an entity to choose to measure many financial instruments and certain other items at fair value. Most of the provisions of SFAS No. 159 are elective; however, the amendment of SFAS No. 115, *Accounting for Certain Investments in Debt and Equity Securities,* applies to all entities with available-for-sale or trading securities. For financial instruments elected to be accounted for at fair value, an entity will report the unrealized gains and losses in earnings. As of January 1, 2008, DBI had the option to elect to carry specific financial assets and financial liabilities at fair value. SFAS No. 159 was adopted but DBI did not elect to record any financial assets or liabilities at fair value in accordance with SFAS No. 159.

Newly Issued Not Yet Effective Accounting Pronouncements

In December 2007, the FASB issued SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements. The primary purpose of this statement is to require ownership interests in subsidiaries held by parties other than the parent (minority interests) to be presented in the consolidated within equity, but separate from the parent's equity. It also required consolidated net income attributable to the parent and to the minority interest to be clearly presented on the face of the consolidated statement of income. SFAS No. 160 is effective for financial statements issued for fiscal years beginning after December 15, 2008. DBI believes adoptions of this statement will not have a significant effect on its financial statements.

In December 2007, the FASB issued SFAS No. 141R, Business Combinations. This statement establishes principles and requirements for the acquirer in a business combination to recognize and measure identifiable assets acquired and liabilities assumed; to recognize and measure goodwill acquired or gain from a bargain purchase; and to determine what information to disclose in the financial statements. SFAS No. 141R is effective for business combinations for which the acquisition date determined in accordance with this Statement is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. DBI believes the adoption of this statement will not have a significant effect on its financial statements.

NOTE 2 – RESTRICTIONS ON CASH AND AMOUNTS DUE FROM BANKS

DSB is required to maintain non-interest-bearing deposits on hand or with the Federal Reserve Bank. Required reserves of $1,031,000 and $1,029,000 as of December 31, 2008 and 2007, respectively, were satisfied by currency and coin holdings. Effective December 5, 2008, accounts at each institution where DBI maintains a correspondent banking relationship are insured in full by the Federal Deposit Insurance Corporation Transaction Guarantee Program until December 31, 2009 upon which time the insurance is expected to revert back to $100,000. In 2007, accounts at each institution were insured by the Federal Deposit Insurance Corporation up to $100,000.

NOTE 3 - INVESTMENT SECURITIES

The amortized cost and estimated fair value of securities available-for-sale were as follows:

| | December 31, 2008 | | | |
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized (Losses)	Estimated Fair Value
U.S. Government-sponsored agencies	$6,966,774	$57,328	$0	$7,024,102
U.S. Government-sponsored agency MBS	2,290,478	72,675	0	2,363,153
State and local governments	5,462,889	100,131	(9,195)	5,553,825
Corporate mortgage-backed securities	24,506,090	147,359	(2,826,505)	21,826,945
	$39,226,231	$377,493	($2,835,700)	$36,768,025

| | December 31, 2007 | | | |
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized (Losses)	Estimated Fair Value
U.S. Government-sponsored agencies	$12,124,622	$236,677	$0	$12,361,299
U.S. Government-sponsored agency MBS	1,334,149	22,102	(5,839)	1,350,412
State and local governments	972,544	8,171	(4,793)	975,922
Corporate debt securities	1,500,000	0	0	$1,500,000
	$15,931,315	$266,950	($10,632)	$16,187,633

The amortized cost and estimated fair value of securities held-to-maturity were as follows:

| | December 31, 2008 | | | |
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized (Losses)	Estimated Fair Value
State and local governments	$36,262,650	$1,433,422	($333,044)	$37,363,028

| | December 31, 2007 | | | |
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized (Losses)	Estimated Fair Value
State and local governments	$35,527,620	$1,686,858	($4,081)	$37,210,397

The amortized cost and estimated fair values of securities at December 31, 2008, by maturity were as follows:

| | Securities Available-for-Sale | | Securities Held-to-Maturity | |
Amounts Maturing	Amortized Cost	Estimated Fair Value	Amortized Cost	Estimated Fair Value
Within one year	$1,791,259	$1,795,338	$2,472,834	$2,519,371
From one through five years	25,557,215	23,382,643	8,548,945	9,026,463
From five through ten years	11,527,394	11,234,505	14,284,282	14,850,700
After ten years	350,363	355,539	10,956,589	10,966,494
	$39,226,231	$36,768,025	$36,262,650	$37,363,028

Mortgage-backed securities are allocated according to their expected prepayments rather than their contractual maturities. Certain state and local governments' securities are allocated according to their put date. Fair values of securities are estimated based on financial models or prices paid for similar securities. It is possible interest rates could change considerably resulting in a material change in the estimated fair value.

Three available-for-sale agency step-up securities were sold for total proceeds of $1,364,369, with gross realized gains of $31,486. There were no securities sold in 2007. Available-for-sale mortgage-backed securities were sold for total proceeds of $2,177,904 with gross realized losses totaling $59,486, during 2006.

Information pertaining to securities with gross unrealized losses at the end of the last two years, aggregated by investment category and length of time that individual securities have been in a continuous loss position follows:

December 31, 2008	Less Than Twelve Months		Over Twelve Months	
	Gross Unrealized Losses	Estimated Fair Value	Gross Unrealized Losses	Estimated Fair Value
Securities Available for Sale				
State and local governments	$9,195	$783,760	$0	$0
Corporate mortgage-backed securities	2,826,505	12,383,497	0	0
Total securities available for sale	$2,835,700	$13,167,257	$0	$0
Securities Held to Maturity				
State and local governments	$333,044	$4,034,765	$0	$0
Total securities held to maturity	$333,044	$4,034,765	$0	$0

December 31, 2007	Less Than Twelve Months		Over Twelve Months	
	Gross Unrealized Losses	Estimated Fair Value	Gross Unrealized Losses	Estimated Fair Value
Securities Available for Sale				
U.S. Government-sponsored agency MBS	$0	$0	$5,838	$352,475
State and local governments	1,392	180,810	3,402	206,702
Total securities available for sale	$1,392	$180,810	$9,240	$559,176
Securities Held to Maturity				
State and local governments	$4,081	$720,908	$0	$0
Total securities held to maturity	$4,081	$720,908	$0	$0

At December 31, 2008, twenty-four debt securities have unrealized losses with aggregate depreciation of 15.6% from DSB's amortized cost basis. These unrealized losses are principally related to the distressed and illiquid markets existing at year-end for collateralized mortgage obligations. DBI's management evaluates the probability of collecting all amounts due according to the contractual terms and considered the duration and severity of the impairment. DBI's evaluation considers whether the securities are issued by a government body or agency, whether a rating agency has downgraded the securities, and industry analysts' reports. DBI's corporate mortgage-backed securities represent investments in senior tranches of residential mortgage pools with varying amounts of credit support provided through subordinate tranches. As of December 31, 2008, all of DBI's corporate mortgage-backed securities were rated AAA by Standard & Poor's. Since DBI has both the intent and ability to hold debt securities until the amortized cost is recovered and no principal loss is expected, no declines are deemed to be other than temporary. DSB does not hold any stock in the Federal Home Loan Mortgage Corp. (FHLMC or Freddie Mac) or the Federal National Mortgage Corp. (FNMA or Fannie Mae).

There were no issuers of securities for which a significant concentration of investments (greater than 10 percent of stockholders' equity) was held as of December 31, 2008.

Investment securities with an amortized cost of $350,364 and $358,313 and estimated fair value of $355,539 and $352,474, at December 31, 2008 and 2007, respectively were pledged to secure public deposits and for other purposes required or permitted by law.

NOTE 4 - LOANS

Major categories of loans included in the loan portfolio are as follows:

	December 31,	
	2008	2007
Real estate:		
Residential	$93,693,315	$95,108,185
Commercial	53,828,373	59,169,245
Agricultural	47,404,536	43,444,746
Construction	20,199,581	22,722,952
	$215,125,805	$220,445,128
Commercial	$34,172,393	$33,241,114
Agricultural	41,249,432	39,582,154
Consumer installment	9,276,328	8,275,229
Unsecured loans	957,480	1,092,737
Total loans receivable	$300,781,438	$302,636,362
Allowance for credit losses	(6,355,857)	(5,870,512)
NET LOANS RECEIVABLE	$294,425,581	$296,765,850

Nonaccrual loans totaled $15,518,779 and $7,904,066 at December 31, 2008 and 2007, respectively. There were no loans past-due ninety days or more and still accruing. The reduction in interest income associated with nonaccrual loans is as follows:

	Year Ended December 31,		
	2008	2007	2006
Income in accordance with original loan terms	$1,812,209	$883,335	$901,145
Income recognized on a cash basis	(1,268,547)	(615,361)	(592,799)
REDUCTION IN INTEREST INCOME	$543,662	$267,973	$308,346

Information concerning the Company's investment in impaired loans is as follows:

	Year Ended December 31,		
	2008	2007	2006
Impaired loans with a related allowance	11,491,812	2,432,608	7,360,713
Impaired loans without a related allowance	3,379,252	2,853,512	0
Total investment in impaired loans	$14,871,064	$5,286,119	$7,360,713
Related allowance	(3,227,661)	(272,286)	(367,358)
Average investment in impaired loans during the year	7,394,620	7,778,595	9,633,245
Interest income recognized on a cash basis	1,098,428	307,130	530,510

Changes in the allowance for credit losses were as follows:

	Year Ended December 31,		
	2008	2007	2006
Balance - beginning of year	$5,870,512	$5,731,674	$6,400,480
Charge-offs	(1,002,025)	(872,531)	(2,016,001)
Recoveries	487,370	108,369	90,195
Provision charged to operations	1,000,000	903,000	1,257,000
BALANCE - END OF YEAR	$6,355,857	$5,870,512	$5,731,674

NOTE 5 - PREMISES AND EQUIPMENT

Premises and equipment are summarized as follows:

	December 31,	
	2008	2007
Land	$1,080,548	$1,080,548
Buildings and improvements	9,270,694	9,270,694
Furniture and fixtures	5,038,983	5,160,157
	$15,390,225	$15,511,399
Less: Accumulated depreciation	(7,433,294)	(6,942,605)
NET	$7,956,931	$8,568,794

NOTE 6 - INTANGIBLE ASSETS

The gross carrying amount, accumulated amortization and net book value of intangible assets were as follows:

	December 31,	
	2008	2007
Gross carrying amount	$2,885,866	$2,885,866
Less: Accumulated amortization	(2,196,465)	(2,004,074)
NET BOOK VALUE	$689,401	$881,792

For the next three years intangible assets will be amortized at $192,391 annually with a monthly amortization of $16,033 for an additional seven months.

NOTE 7 - INTEREST-BEARING DEPOSITS

Interest-bearing deposits consisted of the following:

	December 31,	
	2008	2007
NOW accounts	$17,840,352	$18,680,537
Savings accounts	16,675,198	15,947,845
Money market accounts	96,164,712	88,108,029
Time deposit accounts	135,514,899	141,127,070
TOTAL	$266,195,161	$263,863,481

The following table shows the maturity distribution of time deposit accounts:

	December 31,	
(In thousands)	2008	2007
Within one year	$84,575	$106,444
One to two years	33,577	27,513
Two to three years	11,517	4,369
Three to four years	3,016	1,995
Over four years	2,830	806
TOTAL	$135,515	$141,127

Time deposit accounts issued in amounts of $100,000 or more totaled $39,661,901 and $39,639,890 at December 31, 2008 and 2007, respectively.

NOTE 8 – SHORT-TERM BORROWINGS

Short-term borrowings included notes payable of $22,415,067 and $20,746,640 at December 31, 2008 and 2007, respectively. Notes payable are secured by Denmark State Bank and Denmark Ag Credit Corporation stock and agricultural loans with a carrying value of $23,817,119 and $22,856,301 as of December 31, 2008 and 2007, respectively. The pledged notes also secure long-term debt. Notes payable have fixed and variable interest rates ranging from 0.33% to 2.89% at December 31, 2008. As of December 31, 2008, DBI had $27,120,933 of unused lines of credit with banks to be drawn upon as needed.

NOTE 9 - LONG-TERM DEBT

Long-term debt consisted of the following:

| | For the Years Ended December 31, | | | |
| | 2008 | | 2007 | |
Federal Home Loan Bank:	Rates	Amount	Rates	Amount
Fixed rate advances	3.16%-4.79%	$13,600,000	3.79%-5.42%	$12,500,000
Callable fixed rate advances	4.08%-4.68%	13,000,000	4.08%-4.68%	13,000,000
Agribank, FCB:				
Fixed rate advances	3.16 -4.68%	4,250,000	4.66%	250,000
TOTAL		$30,850,000		$25,750,000

The following is a summary of scheduled maturities of borrowed funds as of December 31, 2008:

	Weighted Average Rate	Amount
2009	3.79%	7,000,000
2010	3.74%	7,650,000
2011	3.46%	400,000
2012	4.25%	4,400,000
2013	3.97%	400,000
Thereafter	4.44%	11,000,000
TOTAL		$30,850,000

The notes payable to Federal Home Loan Bank of Chicago (FHLB) are secured by residential mortgages with a carrying amount of $70,904,968 and $74,500,682 along with $3.6 million of FHLB stock as of December 31, 2008 and 2007, respectively. AgriBank, FCB notes payable are secured by agricultural loans with a carrying value of $23,817,119 and $22,856,301 as of December 31, 2008 and 2007, respectively. The pledged notes also secure short-term borrowings.

NOTE 10 - INCOME TAXES

The provision for income taxes in the consolidated statement of income is as follows:

(In thousands)		2008	2007	2006
Current:	Federal	$803	$813	$346
	State	150	221	(19)
		$953	$1,034	$327
Deferred:	Federal	($524)	($85)	($334)
	State	(45)	(83)	16
		($569)	($168)	($318)
	TOTAL PROVISION FOR INCOME TAXES	$384	$866	$9

Applicable income taxes for financial reporting purposes differ from the amount computed by applying the statutory federal income tax rate for the reasons noted in the table below:

	2008		2007		2006	
(In thousands)	Amount	%	Amount	%	Amount	%
Tax at statutory federal income tax rate	$1,419	34%	$1,420	34%	$685	34%
Increase (decrease) in tax resulting from:						
Tax-exempt income	(660)	(16)	(577)	(14)	(608)	(30)
Federal tax refund	(355)	(9)	0	0	0	0
State income tax, net of federal tax benefit	77	2	105	3	2	0
Bank owned life insurance	(89)	(2)	(85)	(2)	(72)	(3)
Other, net	(8)	0	3	0	2	0
APPLICABLE INCOME TAXES	$384	9%	$866	21%	$9	1%

Other assets in the accompanying statements of financial condition include the following amounts of deferred tax assets and deferred tax liabilities:

(In thousands)	2008	2007
Deferred tax assets:		
Allowance for credit losses	$2,392	$2,136
Unrealized losses on available-for-sale securities	944	0
State tax net operating loss carryforward	267	283
Interest receivable on nonaccrual loans	225	158
Capital loss carryforward	22	0
Alternative Minimum Tax	586	320
Other	117	126
Gross deferred tax assets	$4,553	$3,023
Valuation allowance for net operating loss carryforward	(267)	(260)
Total deferred tax assets	$4,286	$2,763
Deferred tax liabilities:		
Accumulated depreciation on fixed assets	$179	$232
Unrealized gains on available-for-sale securities	$0	$91
State income taxes	168	143
Stock dividends received	395	395
Other	72	34
Total deferred tax liabilities	$814	$895
NET DEFERRED TAX ASSET	$3,472	$1,868

DBI has state net operating loss carryforwards of approximately $2,837,000. Portions of DBI's net operating losses have been expiring since 2000. DBI has an AMT credit carryforward of approximately $586,000.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11 - EMPLOYEE BENEFIT PLAN

DBI has a 401(k) profit sharing and retirement savings plan. The plan essentially covers all employees who have been employed over one-half year, and are at least twenty and one-half years old. Provisions of the 401(k) profit sharing plan provide for the following:

§ DBI will contribute 50% of each employee contribution up to a maximum DBI contribution of 2%. Employee contributions above 4% do not receive any matching contribution.

§ DBI may elect to make contributions out of profits. These profit sharing contributions are allocated to the eligible participants based on their salary as a percentage of total participating salaries. The contribution percentage was 8% for 2008, 2007 and 2006.

DBI provides no post retirement benefits to employees except for the 401(k) profit sharing and retirement savings plan discussed above which are currently funded. DBI expensed contributions of $429,644, $372,925and $412,767 for the years 2008, 2007 and 2006, respectively.

NOTE 12 – COMMITMENTS AND CREDIT RISK

DBI and its subsidiaries are parties to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of their customers. These financial instruments include commitments to extend credit and standby letters of credit. Those instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the statement of financial position. The contract or notional amounts of those instruments reflect the extent of involvement DBI and its subsidiaries have in particular classes of financial instruments.

(In thousands) Financial instruments whose contract amounts represent credit risk:	Contract or Notional Amount December 31, 2008	Secured Portion
Commitments to extend credit	$32,701	$26,700
Standby letters of credit and financial guarantees written	1,398	1,398

The exposure of DBI and its subsidiaries to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual or notional amount of these instruments. DBI and its subsidiaries use the same credit policies in making commitments and conditional obligations as for on-balance sheet instruments. DBI and its subsidiaries require collateral or other security to support financial instruments with credit risk.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. DBI and its subsidiaries evaluate each customer's creditworthiness on a case-by-case basis. Collateral held varies but may include accounts receivable, inventory, property, plant and equipment and income-producing commercial properties. As of December 31, 2008, variable rate commitments totaled $20,282,000.

Standby letters of credit are conditional commitments issued by DSB to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support commercial business transactions. When a customer fails to perform according to the terms of the agreement, DSB honors drafts drawn by the third party in amounts up to the contract amount. A majority of the letters of credit expire within one year. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loans to customers. Collateral held varies but may include accounts receivable, inventory, property, plant and equipment and income-producing commercial properties and residential properties. All letters of credit are fully collateralized.

NOTE 13 - RELATED PARTY TRANSACTIONS

At December 31, 2008 and 2007 certain DBI subsidiary executive officers, directors and companies in which they have a ten percent or more beneficial interest, were indebted to DBI and its subsidiaries in the amounts shown below. All such loans were made in the ordinary course of business and at rates and terms similar to those granted other borrowers.

(In thousands)	12/31/2007 Beginning Balance	New Loans	Payments	Other Changes (1)	12/31/2008 Ending Balance
Aggregate related party loans	$3,553	$476	($1,258)	($97)	$2,674

(1) Other changes include participations sold during the year, changes to executive officer and/or director status and expiration of guarantees.

Deposit balances with DBI's executive officers, directors and affiliated companies in which they are principal owners were $922,747 and $1,202,143 at December 31, 2008 and 2007, respectively.

NOTE 14 - PARENT COMPANY ONLY INFORMATION

Following, in a condensed form, are parent company only statements of financial condition, statements of income and cash flows of Denmark Bancshares, Inc. The financial information contained in this footnote is to be read in association with the preceding accompanying notes to the consolidated financial statements.

DENMARK BANCSHARES, INC.
Statements of Financial Condition

	December 31,	
(In thousands)	2008	2007
Assets		
Cash in banks	$1,203	$1,039
Investment		
Banking subsidiary	35,890	36,470
Nonbanking subsidiaries	8,689	8,108
Fixed assets (net of depreciation of $3,823 and $3,464, respectively)	7,535	7,895
Other assets	63	97
TOTAL ASSETS	$53,380	$53,609
Liabilities		
Accrued expenses	$187	$184
Dividends payable	863	857
Other liabilities	103	130
Note payable - unrelated bank	0	600
Total Liabilities	$1,153	$1,771
Stockholders' Equity		
Common stock	$16,107	$16,107
Paid-in capital	470	470
Retained earnings	37,161	35,096
Accumulated other comprehensive income (loss)	(1,511)	165
Total Stockholders' Equity	$52,227	$51,838
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$53,380	$53,609

DENMARK BANCSHARES, INC.
Statements of Income

(In thousands)	For the Years Ended December 31,		
	2008	2007	2006
Income			
Other interest income	$6	$9	$18
Dividend income from banking subsidiary	1,995	1,995	998
Dividend income from nonbanking subsidiary	251	279	0
Rental income from banking subsidiary	701	672	632
Rental income from nonbanking subsidiary	4	4	9
Total Income	$2,957	$2,959	$1,657
Expenses			
Management fees to banking subsidiary	$159	$198	$198
Interest expense	11	99	78
Depreciation	359	374	433
Other operating expenses	385	326	437
Total Expenses	$914	$997	$1,146
Income before income taxes and undistributed income of subsidiaries	$2,043	$1,963	$511
Income tax benefit	(71)	(100)	(155)
Income before Undistributed Income of Subsidiaries	$2,114	$2,062	$666
Equity in Undistributed Income of Subsidiaries			
Banking subsidiary	1,096	696	742
Nonbank subsidiaries	581	552	607
NET INCOME	$3,791	$3,310	$2,015

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DENMARK BANCSHARES, INC.

Statements of Cash Flows

	For the Years Ended December 31,		
(In thousands)	2008	2007	2006
Cash Flows from Operating Activities:			
Net Income	$3,791	$3,310	$2,015
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation	359	374	433
Equity (earnings) of banking subsidiary	(3,091)	(2,691)	(1,740)
Equity (earnings) of nonbanking subsidiaries	(832)	(831)	(607)
Dividend from banking subsidiary	1,995	1,995	998
Dividend from nonbanking subsidiary	251	279	0
Loss on sale of assets/write-down of assets	64	0	1
Decrease (increase) in other assets	(30)	85	(38)
Increase in other liabilities	(23)	33	33
Net Cash Provided by Operating Activities	$2,484	$2,554	$1,095
Cash Flows from Investing Activities:			
Capital expenditures	$0	$0	$0
Proceeds from sale of assets	0	0	123
Decrease in investment in nonbanking subsidiary	0	500	0
Net Cash Provided (Used) by Investing Activities	$0	$500	$123
Cash Flows from Financing Activities:			
Debt proceeds	$700	$1,200	$1,000
Debt repayments	(1,300)	(2,600)	0
Treasury stock proceeds	0	0	215
Treasury stock purchases	0	0	(1,084)
Dividends paid	(1,720)	(1,708)	(1,707)
Net Cash Used by Financing Activities	($2,320)	($3,108)	($1,576)
Net Decrease in Cash	$164	($54)	($358)
Cash, beginning	1,039	1,093	1,451
CASH, ENDING	$1,203	$1,039	$1,093
Supplemental Disclosure:			
Income taxes received	$12	$185	$107

NOTE 15 - EMPLOYEE STOCK PURCHASE PLAN

In December of 1998, DBI adopted an Employee Stock Purchase Plan. All DBI employees, except executive officers and members of the board of directors, are afforded the right to purchase a maximum number of shares set from time to time by the board of directors. Rights granted must be exercised during a one-month purchase period prescribed by the board. Rights are exercised at fair market value. There were no rights granted during 2008 and 2007.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 16 – FAIR VALUE MEASUREMENTS

SFAS No. 157 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability in the principal or most advantageous market for the asset or liability in a transaction between market participants on the measurement date.   Some assets and liabilities are measured on a recurring basis while others are measured on a non-recurring basis, as required by U.S. generally accepted accounting principles. SFAS No. 157 also established a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The three levels of inputs defined in the standard that may be used to measure fair value are as follows:

Level 1: Quoted prices for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

Level 2: Significant other observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, and other inputs that are observable or can be corroborated by observable market data.

Level 3: Significant unobservable inputs that are supported by little, if any, market activity. These unobservable inputs reflect estimates that market participants would use in pricing the asset or liability.

DBI used the following methods and significant assumptions to estimate fair value.

Cash, Cash Equivalents and Federal Funds Sold: For cash, cash equivalents and federal funds sold, the carrying amount is a reasonable estimate of fair value.

Investment Securities: Investment securities available-for-sale are recorded at fair value on a recurring basis. The fair value measurement of all of DBI's available-for-sale securities is currently determined by an independent provider using Level 2 inputs. The measurement is based upon quoted prices for similar assets, if available. If quoted prices are not available, fair values are measured using matrix pricing models, or other model based valuation techniques requiring observable inputs other than quoted prices such as yield curves, prepayment speed and default rates. For other securities held as investments, fair value equals quoted market price, if available. If a quoted market price is not available, fair value is estimated using quoted market prices for similar securities.

Loans Receivable: The fair value of loans is estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities.

Loans Held for Sale: Mortgage loans held for sale are recorded at the lower of cost or market value. The fair value is based on a market commitment for the sale of the loan in the secondary market. These loans are typically sold within one week of funding. DBI classifies mortgage loans held for sale as nonrecurring Level 2 assets. As of December 31, 2008, there were no loans held for sale.

Impaired Loans: As defined below in the *Glossary of Loan Terms* section, a loan is considered to be impaired when, based on current information or events, it is probable that not all amounts due will be collected according to the contractual terms of the loan agreement. Impairment is measured based on the fair value of the underlying collateral. The collateral value is determined based on appraisals and other market valuations for similar assets. Under SFAS No. 157, the fair value of impaired loans is reported before selling costs of the related collateral, while SFAS No. 114 requires that impaired loans be reported on the balance sheet net of estimated selling costs. Therefore, significant estimated selling costs would result in the reported fair value of impaired loans being greater than the measurement value of impaired loans as maintained on the balance sheet. In most instances, selling costs were estimated for real estate-secured collateral and included broker commissions, legal and title transfer fees and closing costs. Impaired loans are classified as nonrecurring Level 2 assets.

Other Investments: For other investments, the carrying amount is a reasonable estimate of fair value.

Other Real Estate Owned: Real estate that DBI has taken control of in partial or full satisfaction of debt is currently valued at fair value but is not included in this presentation for SFAS No. 157. In accordance with FASB Staff Position (FSP) FAS 157-2, Effective Date of FASB Statement No. 157, DBI has only partially applied FAS No. 157 as of December 31, 2008. DBI has not applied the provisions of FAS No. 157 to foreclosed assets.

Bank Owned Life Insurance: The carrying amount of bank owned life insurance approximates fair value.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Deposit Liabilities: The fair value of demand deposits, savings accounts and certain money market deposits is the amount payable on demand at the reporting date. The fair value of fixed-maturity certificates of deposit is estimated using the rates currently offered for deposits of similar remaining maturities.

Borrowings: Rates currently available to DSB for debt with similar terms and remaining maturities are used to estimate fair value of existing debt.

Accrued Interest: The carrying amounts of accrued interest approximate fair value.

Commitments to Extend Credit, Standby Letters of Credit and Financial Guarantees Written: The fair value of commitments is estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the present creditworthiness of the counterparties. For fixed-rate loan commitments, fair value also considers the difference between current levels of interest rates and the committed rates. The fair value of guarantees and letters of credit is not material.

Assets Recorded at Fair Value on a Recurring Basis
Assets measured at fair value on a recurring basis, are summarized in the table below:

| | December 31, 2008 | | | |
| | Fair Value Measurements Using | | | |
Description	Level 1	Level 2	Level 3	Fair Value
Available-for-sale securities	$ -	$ 36,768,025	$ -	$ 36,768,025

Assets Recorded at Fair Value on a Nonrecurring Basis
Assets measured at fair value on a nonrecurring basis, are summarized in the following table:

| | December 31, 2008 | | | |
| | Fair Value Measurements Using | | | |
Description	Level 1	Level 2	Level 3	Fair Value
Impaired Loans	$ -	$ 11,665,711	$ -	$ 11,665,711

The estimated fair values of the Company's financial instruments are as follows:

| | For the Years Ended December 31, | | | |
| | 2008 | | 2007 | |
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
(In thousands)				
Financial Assets				
Cash and federal funds sold	$20,445	$20,445	$31,468	$31,468
Investment securities	73,031	74,131	51,715	53,398
Loans, net of allowance for credit losses	294,426	299,781	296,766	304,078
Loans held for sale	-	-	938	938
Bank owned life insurance	6,286	6,286	6,025	6,025
Other investments, at cost	4,957	4,957	6,587	6,587
TOTAL	$399,145	$405,600	$393,499	$402,494
Financial Liabilities				
Deposits	$306,001	$307,306	$308,954	$309,679
Borrowings	53,265	54,788	46,496	47,762
TOTAL	$359,266	$362,094	$355,450	$357,441

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17 - REGULATORY MATTERS

DBI and DSB are subject to various regulatory capital requirements administered by the federal and state banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possible additional discretionary actions by regulators that, if undertaken, could have a direct material effect on DBI's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, DBI must meet specific capital guidelines that involve quantitative measures of DBI's assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. DBI's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

Quantitative measures established by regulation to ensure capital adequacy require DBI and DSB to maintain minimum amounts and ratios (set forth in the table below) of Total Capital and Tier 1 Capital (as defined in the regulations) to risk-weighted assets (as defined) and of Tier 1 Capital (as defined) to average assets (as defined). Management believes, as of December 31, 2008, that DBI and DSB meet all capital adequacy requirements to which they are subject.

As of December 31, 2008, the most recent notification from the Federal Deposit Insurance Corporation categorized DSB as well-capitalized under the regulatory framework for prompt corrective action. To be categorized as well-capitalized DSB must maintain minimum total risk-based, Tier 1 risk-based and Tier 1 leverage ratios as set forth in the table.

The Company's actual capital amounts and ratios are also presented in the table below:

	Amount		For Capital Adequacy Purposes:		To Be Well Capitalized Under Prompt Corrective Action Provision:	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2008						
Denmark Bancshares, Inc.						
Total Capital (to Risk-Weighted Assets)	$57,023,737	18.1%	$25,251,310	≥8.0%	N/A	N/A
Tier 1 Capital (to Risk-Weighted Assets)	$53,048,462	16.8%	$12,625,655	≥4.0%	N/A	N/A
Tier 1 Capital (to Average Assets)*	$53,048,462	13.3%	$15,941,498	≥4.0%	N/A	N/A
Denmark State Bank						
Total Capital (to Risk-Weighted Assets)	$40,245,834	14.4%	$22,431,280	≥8.0%	$28,039,099	≥10.0%
Tier 1 Capital (to Risk-Weighted Assets)	$36,711,644	13.1%	$11,215,640	≥4.0%	$16,823,460	≥6.0%
Tier 1 Capital (to Average Assets)*	$36,711,644	10.1%	$14,617,086	≥4.0%	$18,271,357	≥5.0%
As of December 31, 2007						
Denmark Bancshares, Inc.						
Total Capital (to Risk-Weighted Assets)	$54,778,444	17.3%	$25,378,752	≥8.0%	N/A	N/A
Tier 1 Capital (to Risk-Weighted Assets)	$50,791,107	16.0%	$12,689,376	≥4.0%	N/A	N/A
Tier 1 Capital (to Average Assets)*	$50,791,107	13.0%	$15,661,782	≥4.0%	N/A	N/A
Denmark State Bank						
Total Capital (to Risk-Weighted Assets)	$38,955,034	13.9%	$22,477,544	≥8.0%	$28,096,930	≥10.0%
Tier 1 Capital (to Risk-Weighted Assets)	$35,422,783	12.6%	$11,238,772	≥4.0%	$16,858,158	≥6.0%
Tier 1 Capital (to Average Assets)*	$35,422,783	9.9%	$14,280,093	≥4.0%	$17,850,117	≥5.0%

*Average assets are based on the most recent quarter's adjusted average total assets.

Wisconsin law provides that state chartered banks may declare and pay dividends out of undivided profits but only after provision has been made for all expenses, losses, required reserves, taxes and interest accrued or due from the bank. Payment of dividends in some circumstances may require the written consent of the Division.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Management's discussion and analysis of financial condition and results of operations of Denmark Bancshares, Inc. and its subsidiaries ("DBI"), is intended as a review of significant factors affecting DBI's consolidated results of operations during the three-year period ended December 31, 2008, and DBI's consolidated financial condition at the end of each year of the two-year period ended December 31, 2008. This discussion should be read in conjunction with the "CONSOLIDATED FINANCIAL STATEMENTS" including the accompanying notes, and the "SELECTED FINANCIAL DATA" presented elsewhere in this report. DBI's subsidiaries are the Denmark State Bank ("DSB"), Denmark Agricultural Credit Corporation ("DACC") and the McDonald-Zeamer Insurance Agency, Inc. ("McDonald"). On January 2, 2007, McDonald sold their insurance book of business and agreed to exit the insurance business for a period of three years.

This report may contain certain forward-looking statements, including without limitation, statements regarding results of operations, the adequacy of the allowance for loan and lease losses, the amounts of charge-offs and recoveries, capital to assets ratios, capacity for paying dividends and liquidity. These forward-looking statements are inherently uncertain and actual results may differ from Management's expectations. The which, among others, could impact current and future performance include but are not limited to: (i) adverse changes in asset quality and resulting credit risk-related losses and expenses; (ii) adverse changes in the local economy; (iii) fluctuations in market rates and prices which can negatively affect net interest margin, asset valuations and expense expectations; and (iv) changes in regulatory requirements of federal and state agencies applicable to banks and bank holding companies, which could have materially adverse effects on DBI's future operating results. When relying on forward-looking statements to make decisions with respect to DBI, investors and others are cautioned to consider these and other risks and uncertainties. All forward-looking statements contained in this report are based upon information presently available and DBI assumes no obligation to update any forward-looking statements.

Critical Accounting Policies

The accounting and reporting policies of DBI are in accordance with accounting principles generally accepted in the United States of America and conform to general practices in the banking industry. The preparation of financial statements in conformity with these principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. These estimates and assumptions are based on information available at the date of the financial statements. Certain policies inherently have a greater reliance on the use of estimates, assumptions, and judgments and as such have a greater possibility of producing results that could be materially different than originally reported. Management believes that DBI's critical accounting policies are those relating to the allowance for loan and lease losses.

Allowance for Loan and Lease Losses

The allowance for loan and lease losses ("ALLL") is an estimate of the losses that may be sustained in the loan and lease portfolio. The allowance is based on two basic principles of accounting: (1) Statement of Financial Accounting Standards ("SFAS") No. 5, "Accounting for Contingencies", which requires that losses be accrued when they are probable of occurring and estimable, and (2) SFAS No. 114, "Accounting by Creditors for Impairment of a Loan", which requires that the loan be categorized as impaired when it is probable that DBI will not collect all principal and interest payments according to the loan's or lease's contractual terms. Guidelines for determining allowances for loan losses are also provided in the SEC Staff Accounting Bulletin No. 102 - "Selected Loan Loss Allowance Methodology and Documentation Issues" and the Federal Financial Institutions Examination Council's interagency guidance, "Interagency Policy Statement on the Allowance for Loan and Lease Losses" (the "FFIEC Policy Statement").

DSB's and DACC's boards of directors have approved policies to provide management with a systematic methodology to determine an appropriate allowance for loan and lease losses. This methodology includes a systematic loan grading system that requires quarterly reviews, identification of loans to be evaluated on an individual basis for impairment, results of independent reviews of asset quality and the adequacy of the allowance by regulatory agencies as an integral part of their examination process, consideration of current trends and volume of total nonperforming, past due, nonaccrual and potential problem loans, and consideration of national and local economic trends and industry conditions.

In applying the methodology, nonaccrual loans, restructured loans and potential problem loans, above a certain size, are reviewed to determine if they are impaired. Impaired loans are individually analyzed and an allowance amount is calculated for each one of these loans, based on the estimated fair value of collateral, in conjunction with FAS 114. Loans that are not impaired are segmented into groups by type of loan. The following loan types are utilized so that each segment of loans will have similar risk factors; 1) residential real estate, 2) agricultural real estate, 3) commercial real estate, 4) agricultural, 5) commercial, 6) consumer installment, and 7) other.

MANAGEMENT'S DISCUSSION AND ANALYSIS

In addition, based on internal reviews and external reviews performed by regulatory authorities, DSB and DACC further segregate loans that are not impaired by loan risk classification within each type of loan based on an assessment of risk for a particular loan. The applicable risk classifications are "special mention" and "substandard". A "substandard" loan is a loan that is inadequately protected by the current net worth and paying capacity of the borrower or of any collateral. Loans classified "substandard" have well-defined weaknesses that jeopardize liquidation and are characterized by the distinct possibility that some loss will be sustained if the deficiencies are not corrected.

Loans classified "special mention" are one step above substandard; these loans contain some weakness which if not corrected or improved upon could lead to further deterioration and a lower rating. Risk factor percentages are applied to the identified segments of each of the nonclassified and classified portions of the portfolios to calculate an allowance in conjunction with FAS 5. These risk factor percentages are based on historical loan loss experience adjusted for current economic conditions and trends and internal loan quality trends.

The foregoing calculations in accordance with FAS 114 and FAS 5 are used to confirm the adequacy and appropriateness of the ALLL as developed through provisions for credit losses charged to expense, recognizing that the ALLL represents an aggregation of judgments and estimates by management. Such calculations also influence the amount of future provisions for credit losses charged to expense, pending reapplication of the described systematic methodology.

Management evaluates the appropriateness of the ALLL on a quarterly basis and submits to the board of directors of DSB each quarter a recommendation of the amount of a monthly provision for loan losses. If the mix and amount of future charge-offs differ significantly from those assumptions used by management in making its determination, the ALLL and the provision for loan losses on the income statement could be materially affected. Management believes that the ALLL is appropriate as of December 31, 2008.

Intangible Assets

DBI has a core deposit intangible asset that was originated in connection with DSB's expansion through an acquisition of an established branch operation in 1997. The acquisition did not meet the definition of a business combination in accordance with Statement No. 141. As such, DBI continues to amortize the intangible asset related to the acquisition over a period of fifteen years. Annually DBI reviews the intangible assets for impairment and records an impairment charge, if any, to earnings.

Glossary of Loan Terms

Impaired Loan - A loan is impaired when, based on current information and events, it is probable that not all amounts due will be collected according to the contractual terms of the loan agreement. Impaired loans are measured at the estimated fair value of the collateral. If the estimated fair value of the impaired loan is less than the recorded investment in the loan, an impairment is recognized by creating a valuation allowance.

Nonaccrual Loan - DSB's policy is to place in nonaccrual status all loans which are contractually past due 90 days or more as to any payment of principal or interest and all other loans as to which reasonable doubt exists as to the full, timely collection of interest or principal based on management's view of the financial condition of the borrower. When a loan is placed on nonaccrual, all interest previously accrued but not collected is reversed against current period interest income. Income on such loans is then recognized only to the extent that cash is received and where the future collection of principal is probable. Interest accruals are resumed on such loans only when they are brought fully current with respect to interest and principal and when, in the judgment of management, the loans are estimated to be fully collectible as to both principal and interest.

Non-Performing Assets - Non-performing assets include nonaccrual loans as defined above and real and personal properties acquired in satisfaction of debts previously owed.

Past Due Accruing Loans - A loan on which all or part of a scheduled payment is delinquent by more than 30 days but less than 90 days past due, except loans that are considered nonaccrual.

Potential Problem Loans - Potential problem loans are accruing loans in which there exists doubt as to the ability of the borrower to comply with present loan repayment terms. Management's decision to place loans in this category does not necessarily mean that DBI expects losses to occur on these loans, but that management recognizes that a higher degree of risk is associated with these accruing loans and they deserve closer scrutiny.

Restructured Loans - Restructured loans involve the granting of some concession to the borrower involving the modification of terms of the loan, such as changes in the payment schedule, the amortization term, the interest rate, or a combination of these.

Risk Rating – Risk rating, which is also sometimes referred to as loan grade, is the credit quality grade assigned to each loan. Loans are assigned a risk rating upon origination. Lenders and credit review analysts conduct periodic reviews and evaluations and make adjustments to the assigned grades when appropriate. The range of categories from the best quality to worst is as follows: highest quality, solid quality, some weakness, inherent industry weakness, special mention, substandard, doubtful and loss. Impaired loans are generally assigned a substandard risk grade.

Special Mention Loans - Loans classified "special mention" are one step above substandard loans as described below. These loans contain some weakness, which if not corrected or improved upon could lead to further deterioration and a lower rating.

Substandard - A "substandard" loan is a loan that is inadequately protected by the current net worth and paying capacity of the borrower or the value of any collateral. Loans classified "substandard" have well-defined weaknesses that jeopardize prospects for liquidation and are characterized by the distinct possibility that some loss will be sustained if the deficiencies are not corrected.

OVERVIEW

The U.S. economy fell into a recession in 2008. The troubled residential housing market weighed heavily on the economy. The housing bubble, which burst in early 2006, was aided in the early 2000s by low mortgage rates, poor underwriting by lenders requiring little or no down payment and offering interest-only mortgages. Other markets were also down in 2008 as the domestic auto industry experienced sharply lower sales and GM and Chrysler needed a government bailout to avoid bankruptcy. The equity markets plummeted with the Dow Jones Industrial Average and the S&P 500 Indices falling more than 30%. The price of a barrel of oil spiked to $147 in July and subsequently fell more than $100 a barrel. The number of failed FDIC insured banks increased from 3 in 2007 to 25 in 2008. This represented the most bank failures since 1993 when 42 banks failed. The number of 2009 bank failures is likely to increase over 2008 as thirteen banks have already failed as of mid February.

The local economic conditions prevailing at year-end varied by county but each county experienced higher unemployment than one year earlier. The area's unemployment rates are lagging the national unemployment rate by about 2%. For the third consecutive year Brown County experienced a decline in the residential housing market. In Brown County, home sales were down 19% to 2,205 units, compared to 2,716 during 2007. The median price of a home in Brown County fell 0.6% to $148,300, compared to $149,200 during 2007. The agricultural economy experienced a year of high price volatility in commodity prices during 2008. Wisconsin farmers' net income estimated at $2.3 billion was down about 12.5% or $330 million from 2007's record high of approximately $2.6 billion. 2008 net farm income is the second highest ever recorded and more than double the net farm income of $1.1 billion recorded in 2006. Milk prices averaged marginally lower than the prior year but December prices were nearly $5 per hundredweight lower than the average for the year. The agricultural economy is expected to decline in 2009. Early forecasts point to a difficult year for dairy farmers with milk futures predicting much lower prices compared to the last two years and exports are expected to decline due in part to a stronger U.S. dollar. Wisconsin farmers enter this expected downturn with strong balance sheets to help weather the storm. At the beginning of 2008, Wisconsin farm assets totaled $61 billion and farm debt was only $7.3 billion. This debt-to-asset ratio of 12% strengthened during the last five years with farmland values growing rapidly and above average milk prices.

The financial industry experienced a series of tumultuous economic events during 2008 leading to unprecedented actions by Congress and the United States Treasury. On October 3, 2008, the Emergency Economic Stabilization Act of 2008 became effective. This legislation, among other things, provides for $700 billion of funds to buy troubled assets under the Troubled Asset Relief Program ("TARP"). The funds were designated to purchase troubled residential or commercial mortgages and any securities, obligations, or other instruments that are based on or related to such mortgages to promote market stability. The legislation also immediately increased FDIC Insurance from $100,000 per depositor to $250,000 per depositor until December 31, 2009.

On October 14, 2008, in a joint statement, the U.S. Treasury, the Federal Reserve and the FDIC announced that TARP funds would be used for a voluntary Capital Purchase Program under which the U.S. Treasury would purchase preferred shares in financial institutions. This joint statement also announced the approval of a systemic risk exception to the FDIC ACT, enabling the FDIC to temporarily guarantee the senior debt of all FDIC-insured institutions and certain holding companies, as well as deposits in non-interest bearing deposit transaction accounts (Temporary Liquidity Guarantee Program).

MANAGEMENT'S DISCUSSION AND ANALYSIS

The Boards of Directors of DBI and DSB, after careful consideration, decided not to participate in the voluntary Capital Purchase Program and also opted out of both programs available under the Temporary Liquidity Guarantee Program. Management believes that depositors and investors will evaluate the stability of financial institutions based on their capital ratios in addition to their operating and other key ratios. In the current business climate strong capital and adequate liquidity are vital to meeting the credit needs of the areas we serve.

DBI maintains liquid assets and established lines of credit to meet its liquidity needs. DBI's Board of Directors annually approves a Consolidated Contingent Liquidity Plan which reviews the sources and uses of liquidity for DBI, DSB and DACC. DSB relies on a stable mix of funding sources and had no brokered deposits as of year-end. DSB's net noncore fund dependence as of December 31, 2008, was 17.5%. This compares favorably to the peer group average of 30.4% obtained from the Uniform Bank Performance Report of banks with total assets between $300 million and $1 billion as of year-end. Since 1999, DSB has established, among other sources, a $20 million line of credit with the Federal Reserve Bank and is eligible to participate in the Federal Reserve's Term Auction Facility ("TAF"). DSB has not borrowed on this line. The Federal Reserve System established the TAF in 2007 to help provide liquidity for qualifying depository institutions. Management believes DBI's liquidity position is adequate.

The decision not to participate in these government programs is based in part on DBI's capital position and continued profitability. DBI continues to maintain a strong capital position in relation to its peers. DBI's leverage ratio (core capital as a percent of average assets) at year-end was 13.3% compared to 9.1% for peer bank holding companies. Core capital as a percent of risk-based assets was 16.8% compared to the peer group average of 12.1%. Total capital as a percent of risk-based assets was 18.1% compared to the peer group average of 13.5%. The peer group data was obtained from the latest available holding company data as of December 31, 2008, from the Federal Reserve's Bank Holding Company Performance Report, and consists of 86 bank holding companies with total assets less than $500 million.

DBI declared dividends totaling $14.50 during 2008. Since its inception in 1983 as a bank holding company, DBI has annually increased dividends to shareholders. The dividend of $7.25 paid on January 2, 2009, was DBI's 50th consecutive semi annual dividend paid. With 2008 earnings per share of $31.84 the dividend payout ratio was 46%.

DBI recorded net income for the year ended December 31, 2008, of $3.8 million or an increase of 15% over 2007 earnings. DBI benefited from a favorable Tax Court ruling regarding interest expense deductions related to tax-exempt income. During the first quarter of 2008, DBI was notified that the Internal Revenue Service (IRS) had abandoned its position that banks need to combine the tax-exempt obligations of their investment subsidiaries with banks' municipal obligations when computing their interest disallowance, more commonly known as the TEFRA disallowance. The IRS refunded tax, interest and penalties paid in connection with the bank audits. As a result, DBI's provision for income taxes was reduced by $355,289 for 2008 and other income includes $44,366 of recovered interest and penalties.

The primary factors in the increase in net income were an increase in net interest income of $1,091,925 and a decrease in the provision for income taxes which fell by $481,820 from 2007. These items more than offset the increase in non-interest expenses of $765,241, a decrease in non-interest income of $230,426 and a higher provision for credit losses of $97,000 over 2007. These improvements more than offset the increase in salaries and employee benefits which totaled $6.4 million, an increase of $506,044 over 2007 and expenses related to DBI's acquired properties which totaled $915,940 and were $211,356 higher when compared to 2007.

DBI's profitability is largely dependent on the loan portfolio. Interest income and fees on loans totaling $20.1 million in 2008 represents 78% of gross revenues. Average loans outstanding decreased by $10 million during 2008, however total loans outstanding at December 31, 2008, were only $1.9 million lower than the previous year-end. DBI has experienced significant credit quality problems during the last three years. Net charge-offs on loans were reduced by $249,507 or 33% to $514,655 compared to $764,162 one year earlier. The provision for loan and lease losses during 2008 was $1 million compared to $903,000 one year earlier. DBI transferred $2.3 million of loans to acquired properties during 2008. At year-end DBI owned seventeen properties valued at approximately $868,000. The lending staff continues to devote a substantial amount of time to credit collection efforts. This focus on credit collection and the challenging economic conditions did not allow DBI to increase the loan portfolio.

As of December 31, 2008, nonaccrual loans were $15.5 million representing 5.2% of total loans. Nonperforming assets (nonaccrual loans plus acquired properties) totaled $16.4 million at year-end and represented 4% of total assets. Improving the credit quality of the loan portfolio and reducing the level of nonperforming assets is the number one priority for 2009. Failure to reduce the levels of nonperforming assets will have a negative impact on 2009 earnings.

MANAGEMENT'S DISCUSSION AND ANALYSIS

DSB hired Carl T. Laveck, in December 2007, as Executive Vice President and Chief Credit Officer. Mr. Laveck has a strong background in lending and has previous experience managing credit quality issues. DBI will stress quality first, and then profitability and finally growth as it manages the loan portfolio.

Net interest income was $14,528,998 for 2008 compared to $13,437,073 and $12,485,425 during 2007 and 2006, respectively. An increase in the net interest spread from 3.24% during 2007 to 3.64% during 2008 was the primary reason for the improvement in net interest income for 2008. A major focus was placed on pricing products during 2008 which led to the 40 basis point increase in the net interest spread.

Total noninterest expense for 2008 was $10,954,886 which was an increase of 7.5% over 2007. This increase was primarily due to higher salary and employee benefit expense as well as an increase in expenses related to foreclosed properties. DBI measures how efficiently it is generating net income by comparing its spending on noninterest overhead expenses to its operating income (the resulting computation is called the efficiency ratio). A lower ratio indicates better efficiency. The efficiency ratio was 64% for 2008, compared to 63% and 71% for the years ended 2007 and 2006, respectively. DBI recorded $915,940 of expenses associated with foreclosed properties during 2008. The 2008 efficiency ratio, calculated without these nonrecurring expenses associated with acquired properties was 59%. The significant items of noninterest expenses are discussed on the following pages.

DBI's loan portfolio contains $215 million or 72% of total loans secured by real estate. The decline in residential and commercial real estate values throughout our market area has caused some loans to be under collateralized. DBI also has a niche in agricultural lending in its market area. The agricultural loan portfolio (including loans secured by farmland) was $89 million at year-end and represents nearly 30% of total loans. The agricultural economy experiences cyclical fluctuations. DBI experienced charge offs of only $11,269 in 2008 on the agricultural portfolio and a low level of past due loans. Past due agricultural loans (including nonaccrual loans) totaled $385,637 at year-end compared to $561,285 as of December 31, 2007.

Interest rates declined drastically during 2008 due to stressed economic conditions. The Federal Open Market Committee (FOMC) met numerous times during the first quarter of 2008 to lower rates. The primary discount rate (the rate which banks pay to borrow from the Federal Reserve Bank) fell from 4.75% at the beginning of the year to 2.50% by the end the first quarter. During the same time, the fed funds rate (the rate which banks charge each other to borrow funds overnight) fell from 4.25% to 2.25% and the prime rate of interest fell 200 basis points to 5.25%. Additional meetings held during the fourth quarter of this year resulted in rates at year-end of 0.50% for the primary discount rate, 0% – 0.25% for the fed funds rate and a prime rate of 3.25%. The FOMC is concerned with a slowing economy and problems in the credit markets related to subprime mortgages that have led to the failure of many financial institutions and brokerage firms, both domestically and in foreign markets. DBI has over 5% of total loans in variable rate loans tied to an index. DBI's money market account interest rates offered to depositors are closely tied to short-term interest rates. During 2008, money market accounts averaged $93 million and the cost of funds for money market accounts was 2.25% compared to 4.04% during 2007. Certificate of deposit rates have also fallen considerably since the FOMC rate cuts. DBI's Asset Liability Committee is closely monitoring market interest rates and adjusting loan and deposit rates accordingly.

Management began a strategic planning process in November 2006 and, among other things, identified three specific performance goals to reach by year-end 2009. The goals are to achieve return on average equity of 10%, return on average assets of 1.15% and an efficiency ratio below 65%. Furthermore, management's goal is to realize consistent profitability at or above those levels thereafter. The profitability goals will be difficult to achieve in 2009. Management has identified the following significant challenges for 2009:

1) Reduce the level of nonperforming assets as a failure to do so will result in lower net interest spread, higher expenses associated with acquired properties and regulatory scrutiny.
2) Maintain adequate capital as a cushion against the rise in nonperforming assets.
3) Reduce operating expenses to offset potentially higher state income taxes as a result of legislation enacting combined reporting in Wisconsin.
4) Maintain adequate liquidity to meet the credit needs of our borrowers and fluctuations in deposits.
5) Growing the loan portfolio with high quality credits while maintaining a focus on quality and profitability in a soft residential housing market, higher unemployment and a declining agricultural economy.
6) Pressure on net interest margin as loans continue to price downward while deposit rates are near the bottom as a result of the steep drop in interest rates during the past year.
7) Increase noninterest income and reduce noninterest expenses to offset the increases in FDIC insurance premiums which are increasing to replenish the FDIC's Deposit Insurance Fund which dropped considerably as a result of the bank failures that occurred in 2008.
8) Retain key members of the management team. The existing staff will be expected to manage the challenges presented by a declining economy, grow the company without adding new staff members and improve profitability and efficiency.

MANAGEMENT'S DISCUSSION AND ANALYSIS

The Board of Directors and management believe DBI is well positioned to meet these challenges. Following are some of the significant events that occurred during the last year.

1) Took the following actions to improve liquidity for shareholders:
   a. Improved shareholder communications through quarterly letter to shareholders or distribution of quarterly earnings announcements to local media.
   b. Developed an Investors Relations web page to simplify obtaining DBI's SEC quarterly financial reports, insider stock transactions, dividend history, recent common stock transactions, deposit market share and other information for shareholders and potential investors.
   c. Met with brokers to develop relationships that make a market in DBI's stock.
2) Added the following key staff members to service our existing customers and expand our customer base:
   a. Sara DeGrave to newly created position of residential mortgage manager.
   b. Molly Carriveau as a residential mortgage originator.
   c. Chuck Rabitz as agribusiness relationship banker.
   d. Kevin Johnsrud as a business development and relationship banker.
   e. Tim Henke as a licensed investment advisor.
3) Revitalized the retail product line centered on customizing the checking account products to fit the changing needs of our customers while maintaining profitable relationships. New products include Insure Checking which provides identity theft protection, e-statements and Hometown Mortgage which offers a 10 year fixed rate mortgage held and serviced by DSB.
4) Restructured DSB's Board of Directors to reduce the number of employee directors from three to one. DBI's Board composition has also changed through retirement and currently holds only one member of management.

RESULTS OF OPERATIONS

The following table sets forth certain items of income and expense as well as period-to-period percentage increases (decreases) for DBI on a consolidated basis during the most recent three fiscal years:

(In thousands)	2008	2007	2006	Percent Increase (Decrease) 2008/07	2007/06
Interest income	$24,074	$26,193	$24,683	(8%)	6%
Interest expense	9,545	12,756	12,198	(25)	5
Net interest income	14,529	13,437	12,485	8	8
Provision for credit losses	1,000	903	1,257	11	(28)
Noninterest income	1,601	1,832	1,619	(13)	13
Noninterest expense	10,955	10,190	10,823	8	(6)
Net income	3,791	3,310	2,015	15	64

Earnings Performance Summary

DBI recorded net income of $3,791,233 in 2008. This represents an increase of $481,078 or 15% compared to 2007 earnings. The increase in net income is primarily attributable to an increase in net interest income along with a lower provision for income taxes. Total interest income decreased by $2,118,267 or 8% lower than 2007 while total interest expense fell by $3,210,192 or 25% lower than 2007. This resulted in the increase of $1,091,925 in net interest income for the year ended December 31, 2008, compared to one year earlier.

Net income during 2007 increased $1,295,203 or 64% compared to 2006 earnings. The increase in net income in 2007 was primarily attributable to an increase in net interest income, lower noninterest expenses, a reduction in the provision for credit losses and higher noninterest income. Total interest income increased by $1,509,443 or 6% higher than 2006 while total interest expense climbed by $557,795 or 5% above 2006. This resulted in the increase of $951,648 in net interest income for the year ended December 31, 2007 compared to one year earlier.

On a per share basis, net income was $31.84 in 2008 compared with $27.80 in 2007 and $16.87 in 2006. Return on average assets for DBI was 0.96% in 2008 compared to 0.84% in 2007 and 0.50% in 2006. Return on average equity in 2008 was 7.2% compared to 6.5% and 4.0% in 2007 and 2006, respectively.

Income Taxes

For the years ended December 31, 2008, 2007 and 2006, DBI recorded combined federal and state income tax provisions of $383,982, $865,802 and $9,394. These provisions reflect effective income tax rates of 9%, 21% and 1%, in 2008, 2007 and 2006, respectively, which are less than DBI's combined statutory tax rate of 39%. The lower effective income tax rates are primarily attributable to non-taxable interest income earned on state and local government investment securities in relation to pre-tax income. DBI's 2008 provision for income taxes was reduced by $355,289 from a tax refund as discussed previously.

MANAGEMENT'S DISCUSSION AND ANALYSIS

DBI's consolidated average statements of financial condition, interest earned and interest paid, and the average interest rates earned and paid for each of the last three years are:

	2008			2007			2006		
(In thousands)	Average Daily Balance	Income and Expense	Average Yield or Rate	Average Daily Balance	Income and Expense	Average Yield or Rate	Average Daily Balance	Income and Expense	Average Yield or Rate
ASSETS									
Interest-earning assets:									
Loans (1) (2)	$294,363	$20,178	6.85%	$305,273	$22,948	7.52%	$314,411	$21,541	6.85%
Investment securities: (3)									
Taxable securities	34,209	1,863	5.45%	16,122	823	5.10%	10,924	464	4.25%
Nontaxable securities (2)	35,828	2,841	7.93%	36,137	2,863	7.92%	37,972	3,019	7.95%
Federal funds sold	3,838	102	2.65%	6,296	324	5.15%	5,835	290	4.97%
Other investments	5,306	100	1.89%	5,124	237	4.62%	8,671	416	4.80%
Total Earning Assets	$373,544	$25,084	6.72%	$368,952	$27,195	7.37%	$377,813	$25,730	6.81%
Noninterest-earning assets:									
Cash and due from banks	$7,740			$7,201			$7,454		
Allowance for credit losses	(6,248)			(5,847)			(6,392)		
Premises and equipment	8,266			8,955			9,767		
Other assets	13,304			14,286			13,078		
TOTAL ASSETS	$396,606			$393,547			$401,720		
LIABILITIES AND STOCKHOLDERS' EQUITY									
Interest-bearing liabilities:									
NOW accounts	$17,127	$98	0.58%	$16,693	$141	0.84%	$16,419	$109	0.66%
Savings accounts	16,654	60	0.36%	16,780	86	0.51%	18,714	94	0.50%
Money market accounts	92,640	2,084	2.25%	84,352	3,407	4.04%	74,742	3,012	4.03%
Time deposits	136,662	5,540	4.05%	139,663	6,609	4.73%	148,227	6,118	4.13%
Short-term borrowing	16,113	476	2.95%	24,047	1,360	5.66%	28,164	1,500	5.33%
Long-term debt	30,529	1,287	4.22%	27,092	1,153	4.25%	31,811	1,365	4.29%
Total Interest-Bearing Liabilities	$309,725	$9,545	3.08%	$308,627	$12,756	4.13%	$318,077	$12,198	3.83%
Non-interest-bearing liabilities and stockholders' equity:									
Demand deposits	$31,899			$31,533			$30,873		
Other liabilities	2,198			2,463			2,587		
Stockholders' equity	52,784			50,924			50,183		
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$396,606			$393,547			$401,720		
Net interest income and rate spread		$15,539	3.64%		$14,439	3.24%		$13,532	2.98%
Net yield on interest earning assets			4.16%			3.91%			3.58%

(1) Nonaccrual loans are included in the average daily balance figure, but interest income associated with these loans is recognized under the cash basis method of accounting.
(2) The yield on tax-exempt loans and securities is computed on a tax-equivalent basis using a tax rate of 34%.
(3) Securities are shown at amortized cost.

Net Interest Income

The following table sets forth a summary of the changes in interest earned and interest paid resulting from changes in volume and changes in rates. Changes that are not due solely to volume or rate have been allocated to rate.

	Year Ended December 31,					
	2008			2007		
	Increase (Decrease) Due to Change In			Increase (Decrease) Due to Change In		
(In thousands)	Average Balance	Average Rate	Total Change	Average Balance	Average Rate	Total Change
Interest income:						
Loans (1)	($820)	($1,950)	($2,770)	($626)	$2,033	$1,407
Taxable securities	923	117	1,040	221	138	359
Nontaxable securities (1)	(24)	3	(21)	(146)	(10)	(156)
Federal funds sold	(127)	(96)	(223)	23	12	35
Other investments	8	(145)	(137)	(170)	(9)	(179)
Total interest income	($40)	($2,071)	($2,111)	($698)	$2,164	$1,466
Interest expense:						
NOW accounts	$4	($46)	($42)	$2	$30	$32
Savings accounts	(1)	(26)	(27)	(10)	2	(8)
Money market accounts	335	(1,658)	(1,323)	387	8	395
Certificates and other time deposits	(142)	(926)	(1,068)	(353)	844	491
Other borrowed funds	(221)	(529)	(750)	(422)	70	(352)
Total interest expense	($25)	($3,185)	($3,210)	($396)	$954	$558
Net interest income	($15)	$1,114	$1,099	($302)	$1,210	$908

(1) Shown on a fully taxable equivalent basis assuming a Federal income tax rate of 34%.

Net interest income is the largest component of DBI's operating income. Net interest income represents the difference between interest income on earning assets, such as loans and securities, and the interest expense on deposits and other borrowed funds. Net interest income is affected by fluctuations in interest rates and by changes in the volume of earning assets and interest-bearing liabilities outstanding. Net interest income in the following discussion has been adjusted to a taxable equivalent level (tax-exempt interest has been increased to a level that would yield the same after-tax income had that income been subject to tax at a 34% tax rate) and therefore differs from the amount reported in the Consolidated Statements of Income.

Net interest income on a taxable equivalent basis increased 8% or nearly $1.1 million from 2007 to 2008. The increase is the result of an improvement in the net interest spread of 40 basis points over the prior year. Net interest spread is the difference between the average yield earned on assets and the average rate incurred on liabilities. The increase is mostly attributable to a lower overall cost of funds which declined 105 basis points from 4.13% in 2007 to 3.08% in 2008. This improvement was primarily due to a decline in money market rates of 179 basis points along with the decline in the cost of certificates of deposit of 68 basis points from prior year end. This more than offset the decrease in the yield earned on assets which declined 65 basis points. The tax-equivalent net interest spread was 3.64% during 2008, compared to 3.24% and 2.98% during 2007 and 2006, respectively.

Net interest income on a taxable equivalent basis increased 7% or $907,030 from 2006 to 2007. The increase was the result of an improvement in the net interest spread of 26 basis points over the prior year. The increase is mostly attributable to a higher overall yield on earning assets, which was up 56 basis points from 6.81% in 2006 to 7.37% in 2007. This improvement was primarily due to an increase in loan yields of 67 basis points along with the yield on taxable securities rising 85 basis points. This more than offset the higher cost of funds which was up 30 basis points over 2006.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Noninterest Income

The following table sets forth certain items of noninterest income:

(In thousands) Noninterest income:	2008	2007	2006	Percent Increase (Decrease) 2008/07	2007/06
Service fees and commissions	$834	$785	$1,037	6%	(24%)
Investment security gains (losses)	31	0	(59)	NA	(100)
Loan sale gains	65	45	85	44	(47)
Bank owned life insurance	261	249	213	5	17
Sale of insurance business	0	381	0	(100)	NA
Other	410	371	343	11	8
Total noninterest income	$1,601	$1,831	$1,619	(13%)	13%

Noninterest income in 2008 totaled $1,601,103, a decrease of $230,426 or 13%. The decrease is primarily the result of the absence of the non-recurring income from the sale of the book of business of McDonald during January 2007 which resulted in a realized gain of $380,881. This decline was partially offset by an increase in service fees and commissions of $48,171 and investment security gains of $31,486. Service charges and overdraft fees on deposit accounts increased by $27,369 primarily as a result of increased service charges on business checking accounts as a result of lower earnings credits. Commissions from the sales of mutual funds, annuities, common stocks and insurance increased by $20,687. Investment security gains of $31,486 were realized in 2008 due to a restructuring of the portfolio. DSB sold $5.9 million of residential real estate loans to the secondary mortgage market during 2008 compared to $3.2 million in 2007. As a result, gains on the sale of the loans increased $19,732 or 44% over the gains reported in 2007.

Noninterest income in 2007 totaled $1,831,529, an increase of $212,430 or 13%. The increase is primarily the result of the sale of the book of business of McDonald as discussed above. Service fees and commissions fell $251,210 primarily as result of a decrease in insurance commissions which fell by $317,050 as the result of the sale of McDonald's book of business. Service charges and overdraft fees on deposit accounts increased by $140,911 as a result of fee increases implemented during the first quarter of 2007. Commissions from the sales of mutual funds, annuities and common stocks fell by $57,617. This decrease in brokerage commissions was primarily the result of staff reduction and turnover of the investment advisors. The investment security losses of $59,486 incurred in 2006 due to a restructuring of the portfolio were not repeated during 2007 and helped to offset the decline in gains on sales of loans of $39,562 from 2006 to 2007.

Noninterest Expense

The following table sets forth certain items of noninterest expense:

(In thousands) Noninterest Expense:	2008	2007	2006	Percent Increase (Decrease) 2008/07	2007/06
Salaries and employee benefits	$6,418	$5,912	$6,397	9%	(8%)
Occupancy expenses	1,299	1,351	1,510	(4)	(11)
Data processing expenses	658	721	1,025	(9)	(30)
Loss on sale of other real estate	506	315	23	61	1,270
Other real estate expenses	410	389	186	5	110
Professional fees	363	293	360	24	(19)
FDIC Insurance	240	51	37	371	38
Amortization of intangibles	192	192	209	0	(8)
Printing and supplies expenses	143	215	180	(33)	19
Directors and committee fees	131	127	156	3	(19)
Marketing expenses	109	125	148	(13)	(16)
Other operating expenses	486	499	592	(3)	(16)
Total noninterest expense	$10,955	$10,190	$10,823	8%	(6%)

MANAGEMENT'S DISCUSSION AND ANALYSIS

Total noninterest expense was $10,954,886, an increase of $765,241 or 8% in 2008. Salaries and employee benefits expense increased $506,044 or 9% in 2008. The increase is partly attributable to an increase in full-time equivalent employees from 90 in 2007 to 95 in 2008. Salaries and wages increased by $432,187 or 10% in 2008 and related retirement plan contribution increased $56,719.

Occupancy expenses decreased by $52,097 in 2008 primarily as a result of lower depreciation expense which fell $94,946. That downward trend will continue in 2009 as DBI has no major capital improvement plans. This decrease was partially offset by an increase in building maintenance expenses which were $42,940 higher in 2008 than in 2007.

Data processing expenses decreased $62,974 or 9% in 2008 primarily due to the fact that during the first quarter of 2007, DBI was still paying fees to both Fiserv and Metavante during the systems conversion. This overlap of payments did not occur during 2008.

Expenses incurred on acquired properties totaled $409,756 in 2008, an increase of $20,476 compared to 2007 expenses totaling $389,280. These expenses consisted primarily of costs for repairs, maintenance, real estate taxes, utilities, insurance and legal. In addition to the carrying costs of acquired properties, DSB recorded $506,184 of losses on the sales (or write-downs) of other real estate properties acquired through foreclosure during 2008. This represented an increase of $190,880 compared to 2007 and was the result of increased efforts to dispose of these properties.

Professional fees increased by $70,272 or 24% during 2008. Professional fees include expenditures for legal, audit, compliance, tax and other professional services. The increase is primarily attributable to the expenses related to internal audit and compliance consulting expenses. These expenses are expected to decrease somewhat during 2009 as benefit of the training provided is realized.

FDIC insurance premiums increased by $189,035 during 2008. The Federal Deposit Insurance Reform Act of 2005 implemented risk-based pricing along with a one-time assessment credit to recognize institutions' past contributions to the fund. DSB's assessment credit was exhausted during the second quarter of 2008 resulting in the increase in premiums. DSB's 2009 premiums are expected to double under the rate schedule in effect for the first quarter of 2009 and will remain elevated under the rate schedule beginning April 1, 2009. On February 27, 2009, the FDIC announced an emergency special assessment of 20 cents per hundred dollars of deposits as of June 30, 2009. DBI estimates the assessment, payable September 30, 2009, will amount to $575,000.

Salaries and employee benefits expense decreased $484,513 or 8% in 2007. The decrease is partly attributable to lower group health insurance expenses, which fell by $211,782 or 20% as a result of a change in the plan in July 2006 and an increase in employees' contributions. Salaries and wages decreased by $198,640 or 4% in 2007 and related retirement plan contribution and payroll tax expenses fell $39,842 and $34,250, respectively. These reductions were primarily related to the drop in the average number of full-time equivalent employees from 102 during 2006 to 90 during 2007.

Occupancy expenses decreased by $158,993 in 2007 primarily as a result of lower depreciation expense which fell $104,903. Rent expense fell by $23,390 as a result of the closing of the leased office space for the Wrightstown East Branch which was consolidated with the Wrightstown West Branch during the 3rd quarter of 2006.

Data processing expenses decreased $304,066 or 30% in 2007 due to cost savings related to the conversion to the Fiserv ITI system in January 2007 along with the elimination of one-time expenses realized in 2006 associated with this conversion.

Professional fees decreased by $66,711 or 19% during 2007. Professional fees include expenditures for legal, audit, compliance, tax and other professional services.

Expenses incurred on acquired properties totaled $389,280 in 2007, an increase of $203,553 compared to 2006 expenses totaling $185,727. These expenses consisted primarily of costs for repairs, maintenance, real estate taxes, utilities, insurance and legal. In addition to the carrying costs of acquired properties, DSB recorded $315,304 of losses on the sales (or write-downs) of other real estate properties acquired through foreclosure during 2007. This represented an increase of $292,397 compared to 2006 and was the result of increased efforts to dispose of these properties. Losses (write-downs) on three commercial properties accounted for $306,088 of the total.

MANAGEMENT'S DISCUSSION AND ANALYSIS

FINANCIAL CONDITION

The following table sets forth certain assets and liabilities of DBI on a consolidated basis as of the end of each of the three most recent fiscal years and period-to-period percentage increases (decreases):

(In thousands)	2008	2007	2006	Percentage Increase (Decrease) 2008/07	2007/06
Federal funds sold and interest-bearing deposits in other banks	$9,219	$20,836	$11,744	(56%)	77%
Investment securities	73,031	51,715	51,085	41	1
Loans (includes loans held for sale)	300,781	303,574	306,935	(1)	(1)
Allowance for credit losses	(6,356)	(5,871)	(5,732)	8	2
Total assets	414,072	409,934	402,843	1	2
Deposits	306,001	308,954	293,662	(1)	5
Other borrowed funds	53,265	46,497	56,382	15	(18)
Stockholders' equity	52,227	51,838	50,042	1	4

Total assets at December 31, 2008, were $414 million. This represents an increase of $4.1 million, or 1% higher than year-end 2007. Investment securities increased by $21.3 million or 41% in 2008 over year-end 2007. DBI increased its portfolio of corporate mortgage-backed securities due to weak loan demand and higher spreads on these securities compared to federal funds sold and U.S. government securities. Federal funds sold (overnight investments with correspondent banks) decreased by $11.6 million to fund a portion of the increase in the investment securities. Total loans decreased $1.9 million or less than 1% lower than year-end 2007. Management attributes the decline in the loan portfolio to a softening housing market, tighter internal credit underwriting standards, strong local competition for loans and a focus on problem credits within the portfolio. The high level of acquired properties and past due loans required a significant amount of time devoted to collections and management of acquired properties.

Total deposits at December 31, 2008, were $306 million, a decrease of $3 million or 1% lower than at year-end 2007.   Other borrowed funds increased $6.8 million or 15% primarily to fund the increase in investment securities. With the decline in borrowing rates during 2008, DSB was able to invest the borrowed funds in securities while maintaining a positive spread.

Loans

Loans secured by residential mortgages totaling $93.7 million or 31% of total loans represent DBI's largest single category of loans. These loans are substantially all fixed rate loans with original terms of one, three, five and ten years. At the end of the original term the notes are renewed, subject to updated credit and collateral valuation information but generally without fees or closing costs to the customer. Virtually all of these notes amortize principal indebtedness over a fifteen to thirty-year period, and are repriceable at fixed rates that generally follow prevailing longer-term rates. DBI offered a Hometown Mortgage product to consumers during 2008 and held $9.7 million of 10-year fixed rate mortgages yielding 6.0% at year-end. These loans will be held in the portfolio and require amortization over 30 years and a balloon payment at the end of the 10-year term. During 2008, $1.3 million of loans secured by residential properties were transferred to acquired properties and $558,360 of charge-offs were recorded on loans secured by residential properties. Management attributes the $1.4 million decline in 2008 to the softening local housing market, the transfers to acquired properties and the charge-offs.

Commercial real estate loans and other commercial loans declined by $4.4 million in 2008.   DBI transferred $520,891 of commercial real estate loans to acquired properties and recorded charge-offs of $290,787 on commercial loans during 2008. Management attributes the decline in the commercial portfolio to these factors as well as the downturn in economic conditions during the year.

Construction loans declined by $2.5 million in 2008. The construction portfolio consists mainly of development loans for residential properties.   DBI transferred $450,780 of construction loans to acquired properties and recorded charge-offs of $105,476 during 2008.

At December 31, 2008, $88.7 million or 30% of DBI's outstanding loans were deemed "agriculture-related", constituting the highest industrial concentration in the portfolio. Of these loans, over 90% relate directly to the dairy farming industry. Most of these notes are written on a one-year basis, which allows DBI to review credit information and collateral values annually to ensure continued loan quality. Agricultural loans secured by real estate increased by $4 million or 9% higher than at year-end 2007. Other agricultural loans totaled $41.2 million at December 31, 2008, an increase of $1.7 million compared to the prior year-end. There were charge-offs of $11,269 recognized in 2008 for ag-related loans and $120,000 of ag-related loans were transferred to acquired properties.

The following table sets forth major types of loans (excluding loans held for sale) by primary collateral at the end of the last five years:

| (In thousands) | December 31, | | | | | | | |
	2008		2007		2006	2005	2004	
Real Estate:								
Residential	$93,693	31.1%	$95,108	31.4%	$98,319	$110,666	$108,830	
Commercial	53,828	17.9%	59,169	19.6%	60,496	63,211	51,240	
Agricultural	47,405	15.8%	43,445	14.4%	39,858	34,980	31,621	
Construction	20,200	6.7%	22,723	7.5%	27,621	29,159	28,179	
Subtotal Real Estate Loans	$215,126	71.5%	$220,445	72.8%	$226,294	$238,016	$219,870	
Commercial	$34,172	11.4%	$33,241	11.0%	$35,826	$39,766	$33,931	
Agricultural	41,249	13.7%	39,582	13.1%	34,783	36,261	34,732	
Consumer and other	10,234	3.4%	9,368	3.1%	9,128	11,028	11,304	
TOTAL	$300,781	100.0%	$302,636	100.0%	$306,031	$325,071	$299,837	

DBI does not make unsecured loans other than credit card advances, which aggregated $571,496 or .19% of total loans outstanding, personal reserve overdraft protection accounts, which aggregated $336,965 or .11% of total loans outstanding and deposit account overdrafts totaling $49,139 at December 31, 2008.

The following table shows nonaccrual loans by primary collateral as of the end of each of the last five years:

| | December 31, | | | | |
	2008	2007	2006	2005	2004
Secured By Real Estate:					
Residential	$3,062,903	$3,246,298	$3,505,188	$3,336,032	$3,015,984
Agricultural	253,326	365,799	13,956	252,000	255,000
Commercial	3,130,868	3,320,357	1,868,072	2,010,661	824,654
Construction	8,788,247	451,931	1,517,640	795,340	103,167
Subtotal Real Estate Loans	$15,235,344	$7,384,385	$6,904,856	$6,394,033	$4,198,805
Secured by commercial assets	252,087	461,768	1,055,599	975,272	1,488,508
Secured by agricultural assets	0	12,221	0	138,503	161,460
Secured by other assets	31,348	45,692	39,851	79,996	51,602
TOTAL	$15,518,779	$7,904,066	$8,000,306	$7,587,804	$5,900,375

Approximately 98% or $15.2 million, of the total nonaccrual loans at December 31, 2008 are secured by real estate. Management considers these loans either adequately secured or has allocated an appropriate amount in the allowance for loan losses to cover a collateral shortfall. The increase in construction real estate nonaccrual loans is primarily the result of three relationships totaling $8.3 million that were moved to nonaccrual status at year-end. DBI has initiated legal proceedings against several of the borrowers whose loans are nonperforming as of year-end.

DBI has no accruing loans that are past due 90 days or more. DBI's policy is to place in nonaccrual status all loans which are contractually past due 90 days or more as to any payment of principal or interest and all other loans as to which reasonable doubt exists as to the full, timely collection of interest or principal based on management's view of the financial condition of the borrower. Previously accrued but uncollected interest on loans placed on nonaccrual status is charged against the current earnings, and interest income thereafter is recorded only when received.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Restructured loans at December 31, 2008, were $2,494,127 compared to $2,909,600 and $1,618,071 as of year-end 2007 and 2006, respectively. Restructured loans involve the granting of some concession to the borrower involving the modification of terms of the loan, such as changes in payment schedule or interest rate. The restructured loans at year-end involved the lengthening of the amortization period.

See Note 13 – Related Party Transactions in the Notes to Consolidated Financial Statements for information concerning aggregate loans to related parties.

Potential problem loans totaled $28.5 million at December 31, 2008, compared with $15.1 million one year earlier. Potential problem loans are accruing loans in which there exists doubt as to the ability of the borrower to comply with present loan repayment terms. Management's decision to place loans in this category does not necessarily mean that DBI expects losses to occur on these loans, but that management recognizes that a higher degree of risk is associated with these accruing loans and they deserve closer scrutiny. The potential problem loans are not concentrated in a particular industry or type.

The following table sets forth certain data concerning nonaccrual loans, restructured loans and other real estate owned (property acquired through foreclosure or in satisfaction of loans):

	Year Ended December 31,				
	2008	2007	2006	2005	2004
(In thousands)					
Nonaccrual Loans (1)	$15,519	$7,904	$8,000	$7,588	$5,900
Other Real Estate Owned	868	2,542	3,788	343	1,158
Total Nonperforming Assets	$16,387	$10,446	$11,788	$7,931	$7,058
Troubled Debt Restructurings	$1,410	$499	$0	$0	$0
(1) Restructured Loans Included Above	$1,084	$2,411	$1,618	$1,414	$1,209
Nonperforming Loans to Total Loans	5.16%	2.61%	2.61%	2.33%	1.97%
Nonperforming Assets to Total Assets	3.96%	2.55%	2.93%	1.91%	1.78%

Other real estate owned, which is included in other assets, totaled $867,507, $2,541,615 and $3,788,100 at December 31, 2008, 2007 and 2006, respectively. The other real estate acquired in satisfaction of loans at December 31, 2008, consists of 14 residential properties totaling $744,657, one ag-related property valued at $97,850 and two residential lots valued at $25,000. DBI acquired 22 properties during 2008 and sold 25 properties. The loss on the sale of the properties during 2008 along with write-offs on properties was $506,184. During 2008, DBI also incurred $409,756 of expenses associated with other real estate. These expenses consisted primarily of repairs, insurance, legal and real estate taxes.

The following table sets forth the maturities of various categories of loans (excluding loans held for sale) by primary collateral as of December 31, 2008:

(In thousands)	Due in One Year or Less	Due from One to Five Years	Due after Five Years	Total
Real Estate:				
Residential	$49,728	$25,249	$18,716	$93,693
Commercial	32,842	20,288	698	53,828
Agricultural	29,875	15,142	2,388	47,405
Construction	17,924	2,115	161	20,200
Subtotal Real Estate Loans	$130,369	$62,794	$21,963	$215,126
Commercial	$22,060	$11,208	$904	$34,172
Agricultural	31,884	8,706	659	41,249
Consumer and other	4,705	4,461	1,068	10,234
TOTAL	$189,018	$87,169	$24,594	$300,781

Loans maturing in more than one year at December 31, 2008, by fixed or variable rate are as follows:

(In thousands)	Fixed Rate	Variable Rate	Total
Commercial and agricultural	$57,566	$2,427	$59,993
Other	47,316	4,454	51,770
TOTAL	$104,882	$6,881	$111,763

Allowance For Credit Losses

The allowance for credit losses is established through a provision for credit losses charged to expense. Loans are charged against the allowance for credit losses when management believes that the collection of the principal is unlikely. The allowance is an amount that management believes will be adequate to absorb losses inherent in existing loans and commitments to extend credit. The evaluations take into consideration a number of factors, including DSB's and DACC's loss experience in relation to outstanding loans and the existing level of the allowance for credit losses, changes in the nature and volume of the portfolio, overall portfolio quality, loan concentrations, specific problem loans, regular examinations and appraisals of loan portfolios conducted by state and federal supervisory agencies, and current and anticipated economic conditions. DBI applies risk factor percentages to certain categories of loans to estimate an appropriate allowance for loan and lease losses. Impaired loans are evaluated individually to determine an allowance related to those loans. The allowance for credit losses represents management's best judgment as to a prudent aggregate allowance in connection with the total loan portfolio.

At December 31, 2008, DBI's investment in impaired loans totaled $14,871,064 compared to $5,286,119 one year earlier. The impaired loans required a related allowance for credit losses of $3,227,661 at December 31, 2008. Impaired loans are measured at the estimated fair value of the collateral.

In 2008 DBI's provision for credit losses was $1 million compared to $903,000 and $1,257,000 during 2007 and 2006, respectively. Net charge-offs were $514,655 for the year ended December 31, 2008, compared to net charge-offs of $764,162 and $1,925,806 for the years ended 2007 and 2006, respectively. The ratio of allowance for credit losses to total loans was 2.11% at December 31, 2008, compared to 1.94% at December 31, 2007. The net increase to the allowance for 2008 was $485,345.

DBI's ratio of loans more than 30 days past due (including nonaccrual loans) to total loans was 5.87% at December 31, 2008, compared to 4.02% and 4.32% at December 31, 2007 and 2006, respectively.

DBI's portfolio is heavily concentrated in DSB's four-county primary service area and would be subject to fluctuations in local economic conditions. DBI does have a concentration of agricultural-related loans amounting to approximately 30% of total loans as of December 31, 2008. The factors that influence the agricultural economy are complex and difficult to predict. During 2008 commodity prices were like a roller coaster with prices climbing to historic levels during the first half of the year and then plunging during the second half. Management's underwriting practices takes these cyclical price fluctuations into consideration. Agricultural loans more than 30 days past due (including nonaccrual loans) totaled $385,637 at December 31, 2008. This represents 0.1% of total loans outstanding and 2.2% of DBI's total past due loans. During 2008 there were $19,167 of net recoveries on loans considered agricultural-related compared to $4,431 of net recoveries during 2007. Management does not believe that these risks associated with DBI's loan portfolio have changed materially during the past three years.

Management believes its allowance for credit losses as of December 31, 2008, of $6,355,857 (equal to 2.11% of the total loans) is appropriate to cover credit risks in the loan portfolio.

In 2008 DBI's ratio of charged-off loans to average loans outstanding was 0.34% compared to 0.29% and 0.64% during 2007 and 2006, respectively. During 2008, the largest single charge-off was $160,544 on a relationship that was secured by multiple rental properties. These properties were in ORE as of year-end 2008. During 2008, recoveries of $420,000 from personal guarantees for a commercial relationship were recognized. Other charge-offs on commercial real estate included $90,000 on a bar/restaurant business property. Charge-offs for loans secured by business assets totaled $175,724 with $101,896 of that amount being attributed to one customer. DBI charged-off $558,360 related to residential real estate mortgages. Charge-offs on residential real estate construction or development totaled $105,476 during 2008.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Changes in the allowance for credit losses in each of the five most recent years were as follows:

	Year Ended December 31,				
	2008	2007	2006	2005	2004
Balance - beginning of year	$5,870,512	$5,731,674	$6,400,480	$5,820,150	$5,528,917
Charge-offs:					
Residential real estate	$558,360	$165,346	$423,189	$88,503	$61,422
Commercial real estate	115,063	100,000	574,089	33,928	0
Agricultural real estate	0	0	0	12,369	0
Construction and land development	105,476	246,594	455,652	103,167	0
Commercial loans	175,724	316,147	441,774	83,964	61,608
Agricultural loans	11,269	0	0	0	48,454
Credit cards and related plans	15,895	25,054	5,261	9,938	11,689
Other consumer	20,237	19,390	116,036	4,406	44,257
	$1,002,024	$872,531	$2,016,001	$336,275	$227,430
Recoveries:					
Residential real estate	$26,148	$29,321	$1,940	$50,154	$39,291
Commercial real estate	384	60,604	22,426	47,470	98,705
Agricultural real estate	0	4,431	0	0	0
Construction and land development	420,000	0	85	0	0
Commercial loans	573	7,931	39,499	18,362	11,850
Agricultural loans	30,436	0	12,352	0	0
Credit cards and related plans	3,546	2,373	4,199	5,704	1,081
Other consumer	6,282	3,709	9,694	8,915	40,736
	$487,369	$108,369	$90,195	$130,605	$191,663
Net charge-offs	$514,655	$764,162	$1,925,806	$205,670	$35,767
Provision charged to operations	$1,000,000	$903,000	$1,257,000	$786,000	$327,000
Balance - end of year	$6,355,857	$5,870,512	$5,731,674	$6,400,480	$5,820,150
Ratio of net charge-offs during the year to average loans outstanding during the year	0.17%	0.25%	0.61%	0.07%	0.01%
Ratio of allowance for credit losses to total loans at the end of year	2.11%	1.94%	1.87%	1.96%	1.93%

Deposits

At December 31, 2008, total deposits were $306,001,447, a decrease of $2,952,378 or 1% compared to December 31, 2007. Certificates of deposit decreased by $5.6 million or 4% compared to the prior year-end. The average cost of funds for certificates was 4.05% compared to 4.73% one year earlier.

Non-interest bearing deposits decreased by $5.3 million or 12% lower than year-end 2007. Management attributes this decrease to the closing of a corporate checking account that had a balance of $6.0 million at December 31, 2007. The corporation ceased operations during the first quarter of 2008. The corporation maintained an average balance of $1.3 million during 2007.

Money market accounts increased $8.1 million or 9% higher than year-end 2007. The average cost of funds for money market accounts was 2.25% during 2008 compared to 4.04% during 2007.

NOW account balances were $840,186 or 5% lower at year-end 2008 as compared to the prior year end. Savings accounts increased $727,353 or 5% over the prior year-end.

MANAGEMENT'S DISCUSSION AND ANALYSIS

The following table sets forth the deposits as of the end of each of the three most recent fiscal years and period-to-period percentage increases (decreases):

(In thousands)	2008	2007	2006	Percent Increase (Decrease) 2008/07	2007/06
Non-interest bearing accounts	$39,806	$45,090	$41,339	(12%)	9%
NOW accounts	17,840	18,681	16,115	(5)	16
Savings accounts	16,675	15,948	17,722	5	(10)
Money market accounts	96,165	88,108	82,723	9	7
Certificates of deposit	135,515	141,127	135,763	(4)	4
Total deposits	$306,001	$308,954	$293,662	(1%)	5%

The following table shows, as of December 31, 2008, the maturities of time certificates of deposit in amounts of $100,000 or more:

(In thousands)	Certificates of Deposit
Three months or less	$10,221
Over three months through six months	5,166
Over six months through twelve months	9,400
Over twelve months	14,875
Total	$39,662

Investments

The investment portfolio is managed to provide liquidity and a stable source of income. Taxable securities are purchased and designated as available-for-sale to provide liquidity to meet loan growth or deposit withdrawals. Purchases of taxable securities are limited to maturities or average lives of ten years or less. Non-taxable securities are purchased and designated as held-to maturity. Generally these purchases are securities issued by state and local municipalities with maturities of 15 to 19 years and some protection against early calls (usually around 10 years). These purchases are made to take advantage of upward sloping yield curves that reward long-term investors with higher interest rates and favorable interest rate spreads when compared to U.S. Treasury and U.S. Agency securities. No securities are purchased for trading purposes.

DBI invested in corporate mortgage backed-securities during 2008. These securities, with a fair value of $21.8 million at year-end, are collateralized by residential pools of mortgages and were rated AAA by Standard & Poor's. These securities are complex and are subject to rating agency downgrades at any time. Deterioration in the performance of the underlying mortgage loans could result in other-than-temporary charges to earnings or actual economic losses.

The following table shows the maturities of investment securities at December 31, 2008, and the weighted average yields of such securities:

(In thousands)	U.S. Government Agency Securities Amortized Cost	Yield	Mortgage-Backed and Other Securities Amortized Cost	Yield	State and Municipal Securities Amortized Cost	Yield	Total Securities Amortized Cost	Yield
Due in one year or less	$1,470	6.91%	$0	0.00%	$2,794	7.89%	$4,264	7.55%
Due from one to five years	4,895	4.76%	16,998	3.89%	12,213	7.65%	34,106	5.38%
Due from six to ten years	602	5.54%	9,448	4.11%	15,762	7.71%	25,812	6.33%
Due after ten years	0	0.00%	350	5.36%	10,957	7.69%	11,307	7.62%
TOTAL	$6,967	5.28%	$26,796	4.00%	$41,726	7.70%	$75,489	6.15%

Yields on tax-exempt securities have been computed on a fully taxable equivalent basis, assuming a Federal income tax rate of 34%. Mortgage-backed securities are allocated according to their expected prepayments rather than their contractual maturities. Securities available-for-sale and securities held-to-maturity are combined in the table presented above.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Other Borrowed Funds and Contractual Obligations

At December 31, 2008, total borrowings increased $6.8 million or 15% higher than the previous year-end. DBI utilizes a variety of short-term and long-term borrowings as a source of funds for DBI's lending and investment activities and for general business purposes. DBI has in place asset/liability and interest rate risk guidelines that determine in part whether borrowings will be short-term or long-term in nature. At December 31, 2008, DBI had $100.4 million of established lines of credit. Note 9 - Long-Term Debt of the Notes to Consolidated Financial Statements contains information concerning the significant terms of the long-term borrowings.

During 2008, DSB increased borrowings from the FHLB by $7.5 million. The increase was primarily related to the funding of investment securities. Federal Home Loan Bank (FHLB) advances and notes payable to banks consist of secured borrowing under existing lines of credit.

DACC's primary sources of funding are short-term and long-term notes payable to banks. As of December 31, 2008, DACC had established lines of credit of $30 million of which $16.0 million was drawn in the form of short-term notes payable and $4,250,000 in long-term notes payable.

The following sets forth information concerning other borrowed funds for DBI during each of the last three years:

	December 31,		
(In thousands)	2008	2007	2006
Short-term borrowings:			
Notes payable to banks	$22,415	$20,747	$28,580
Total short-term borrowings	$22,415	$20,747	$28,580
Long-term debt:			
Federal Home Loan Bank advances	$26,600	$25,500	$27,500
Other long-term debt	4,250	250	302
Total long-term debt	$30,850	$25,750	$27,802
Total other borrowed funds	$53,265	$46,497	$56,382
Short-term borrowings:			
Average amounts outstanding during the year	$16,113	$24,044	$28,108
Average interest rates on amounts outstanding during the year	2.96%	5.66%	5.34%
Weighted average interest rate at year end	1.57%	5.02%	5.80%
Maximum month-end amounts outstanding	$22,415	$27,751	$28,875

The following table provides information concerning DBI's known contractual obligations by payment date as of December 31, 2008:

	Less Than One Year	1 to 3 Years	3 to 5 Years	Over 5 Years	Total
(In thousands)					
Long-term debt obligations (1)	$8,188	$9,573	$5,961	$12,035	$35,757
Purchase obligations (2)	357	739	773	0	1,869
	$8,545	$10,312	$6,734	$12,035	$37,626

(1) Includes interest expense based on outstanding interest rate.
(2) Includes all identified purchase commitments greater than $25,000.

Capital Resources

Pursuant to regulations promulgated by the Federal Reserve Board, bank holding companies ("BHC's") with total assets above $500 million are required to maintain minimum levels of core capital as a percentage of total assets (leverage ratio) and total capital as a percentage of risk-based assets. Under these regulations, the most highly rated BHC's must meet a minimum leverage ratio of at least 3%, while lower rated BHC's must maintain a ratio of at least 4%. The regulations assign risk weightings to assets and off-balance sheet items and require a minimum risk-based capital ratio of 8%. At least half of the required 8% must consist of core capital. Core capital consists principally of shareholders' equity less intangibles, while qualifying total capital consists of core capital, certain debt instruments and a portion of the allowance for credit losses.

MANAGEMENT'S DISCUSSION AND ANALYSIS

The table set forth below describes the ratios of DBI as of the end of the three most recent years, and the applicable regulatory minimums.

| | Ratios as of December 31, | | | Regulatory |
	2008	2007	2006	Minimums
Equity as a % of assets	12.6%	12.6%	12.4%	N/A
Core capital as a % of average assets	13.3%	13.0%	12.5%	4.0%
Core capital as a % of risk-based assets	16.8%	16.0%	15.4%	4.0%
Total capital as a % of risk-based assets	18.1%	17.3%	16.6%	8.0%

DBI's core and risk-based capital ratios are well above the regulatory minimums.

Stockholders' equity at December 31, 2008, increased 1% to $52,227,160 or $439 per share, compared with $51,838,030 or $435 per share one year ago. Cash dividends declared in 2008 were $14.50 per share compared with $14.40 and $14.30 in 2007 and 2006, respectively. The dividend payout ratio (dividends declared as a percentage of net income) was 46%, 52% and 85% in 2008, 2007 and 2006, respectively.

The ability of DBI to pay dividends on the Common Stock is largely dependent upon the ability of DSB to pay dividends on the stock held by DBI. DSB's ability to pay dividends is restricted by both state and federal laws and regulations. DSB is subject to policies and regulations issued by the FDIC and the Division of Banking of the Wisconsin Department of Financial Institutions ("the Division"), which, in part, establish minimum acceptable capital requirements for banks, thereby limiting the ability to pay dividends. In addition, Wisconsin law provides that state chartered banks may declare and pay dividends out of undivided profits but only after provisions have been made for all expenses, losses, required reserves, taxes and interest accrued or due from the bank. Payment of dividends in some circumstances may require the written consent of the Division. Note 17 - Regulatory Matters of the Notes To Consolidated Financial Statements contains information concerning capital ratios of DSB.

Management believes that 2009 earnings of DSB will be sufficient to pay dividends to DBI. DBI could also receive dividends from DACC, which has the earnings and capital strength to provide additional dividends to DBI. DACC had net income of $831,597, $610,808 and $599,082 for the years ended December 31, 2008, 2007 and 2006, respectively. The core capital as a percent of risk-based assets ratio of DACC as of December 31, 2008, was 30.3%.

DBI, as an accommodation to shareholders, announced a Stock Repurchase Policy on March 30, 1995. DBI limited purchases under the Policy in any six-month period to less than six percent of the common shares outstanding. The Policy had no fixed expiration date, although DBI could terminate the Policy at any time. DBI was not soliciting or encouraging shareholders to sell shares under the Policy. DBI suspended the Policy on September 11, 2006 resulting in no stock repurchases during 2008 or 2007. Stock repurchases totaled $1,083,800 for the year ended December 31, 2006.

Liquidity and Off-balance Sheet Arrangements

Liquidity refers to the ability of DBI to generate adequate amounts of cash to meet DBI's needs for cash. Loan requests typically present the greatest need for cash but liquidity must also be maintained to accommodate possible outflows in deposits. During 2008, net cash provided by operating activities amounting to $5.3 million, the decline in federal funds sold of $11.6 million, the net increase in other borrowings of $6.8 million and the $3.5 million in proceeds from the sale of foreclosed assets, as shown in the Consolidated Statements of Cash Flows, provided the major sources of funding. The $21.3 million increase in investment securities, the $3 million decrease in deposits and the payment of $1.7 million in dividends were the major uses of cash during 2008.

DSB maintains liquid assets to meet its liquidity needs. These include cash and due from banks, marketable investment securities designated as available-for-sale and federal funds sold. DSB also has the ability to borrow approximately $8 million by means of the purchase of short-term federal funds from its principal correspondent banks. Management strives to maintain enough liquidity to satisfy customer credit needs, meet deposit withdrawal requests and any other expected needs for cash. Excess liquid assets are reallocated to achieve higher yields. One ratio used to measure the liquidity of banking institutions is the net loan to deposit ratio. The net loan to deposit ratio of DSB was 87%, 87% and 91% at December 31, 2008, 2007 and 2006, respectively. A high net loan to deposit ratio creates a greater challenge in managing adverse fluctuations in deposit balances and consequently this can limit growth. The net loan to deposit ratio reflects only on-balance sheet items. Off-balance sheet items such as commitments to extend credit and established borrowing lines of credit also affect the liquidity position.

In order to increase available funding sources DSB is a member of the Federal Home Loan Bank (FHLB) of Chicago. As of December 31, 2008, the amount owed to the FHLB was $33 million. The borrowings are secured by residential mortgages. The amount of eligible borrowing from the FHLB of Chicago is determined by the amount of the residential loans held by DSB and by the amount of common stock of FHLB of Chicago purchased by DSB. The maximum amount of collateral that can be pledged to FHLB by DSB is limited by state law to four times capital. DSB could borrow an additional $11.4 million from the FHLB based on its $3.6 million investment in FHLB common stock and eligible collateral. DSB also sells loans to DACC and to the secondary mortgage market to improve its liquidity position. During 2008 DSB sold $5.9 million of residential loans to the secondary mortgage market. Other sources of liquidity for DBI consist of established lines of credit by DACC and by the parent DBI. As of December 31, 2008, DACC has unused lines of credit of $9.7 million and the parent company has an available line of credit of $6 million. See Note 12 – Commitments and Credit Risk in the Notes To Consolidated Financial Statements for a discussion of DBI's commitments to extend credit. As of December 31, 2008, DBI has no off-balance sheet arrangements other than the commitments to extend credit and the standby letters of credit disclosed in Note 12. Management believes DBI's liquidity position as of December 31, 2008, is adequate under current economic conditions.

During 2007, net cash provided by operating activities amounting to $4.1 million, the increase in deposits of $15.3 million and the $3.4 million in proceeds from the sale of foreclosed assets, as shown in the Consolidated Statements of Cash Flows, provided the major sources of funding. The $9.9 million reduction in other borrowings, the $9.1 million increase in federal funds sold and the payment of $1.7 million in dividends were the major uses of cash during 2007.

Quantitative and Qualitative Disclosures About Market Risk

DBI's principal market risk exposure is interest rate risk. The objectives of DBI's interest rate risk management are to minimize the adverse effects of changing interest rates on the earnings of DBI while maintaining adequate liquidity and optimizing net interest margin. Interest rate risk is managed by maintaining an acceptable matching of DBI's asset and liability maturity and repricing periods, thus controlling and limiting the level of earnings volatility arising from rate movements. DBI does not hold any assets or liabilities for trading purposes.

DBI's interest rate risk is limited by the short-term nature of the loan portfolio and by the short maturity structure of time deposits. DBI's investment securities portfolio and long-term debt instruments contain more interest rate risk because of their long-term structure. During periods of an upward-sloping yield curve, management has purchased longer-term securities to take advantage of the higher yields. The held-to-maturity portion of the investment portfolio contains municipal securities with maturities as long as nineteen years and consequently is subject to greater market value volatility during periods of rising or falling interest rates. The excess of market value over cost mitigates the current risk of the held-to-maturity portfolio. The held-to-maturity portfolio represents only 8.8% of total assets at year-end.

DSB's Asset Liability Committee monitors rate sensitive assets and liabilities and develops appropriate strategies and pricing policies. The committee, which meets monthly, consists of at least three members of senior management. The committee operates under quantifiable financial guidelines measuring interest rate risk as approved by DSB's Board of Directors in the Asset Liability Funds Management Policy. The committee reports to the Board of Directors on a quarterly basis. The committee relies on, among other things, modeling simulations to project the potential effect of various rate scenarios on net interest income.

The tables shown below indicate the behavior of DBI's interest margin as rates move up and down using a technique known as rate shock. It simulates ramping rate changes over the next twelve months and the reinvestment of maturing cash flows and repricing of both earning assets and interest-bearing liabilities. In order to simulate activity, maturing balances are replaced with new balances at the new rate level and repricing balances are adjusted to the new rate shock level. The interest is recalculated for each level along with the new average yield. Net interest margin is then calculated and margin risk profile is developed.

The following table summarizes results of simulations as of the end of the two most recent years:

	As of December 31, 2008		
Change in Interest Rates	Projected Net Interest Income	Increase (Decrease)	Percent Change
100 basis point rise	$14,676,000	$207,000	1.43%
No change	$14,469,000	--	--
100 basis point decline	$14,013,000	($456,000)	(3.15)%

MANAGEMENT'S DISCUSSION AND ANALYSIS

As of December 31, 2007

Change in Interest Rates	Projected Net Interest Income	Increase (Decrease)	Percent Change
100 basis point rise	$13,143,000	$26,000	0.2%
No change	$13,117,000	--	--
100 basis point decline	$13,022,000	($95,000)	(.7)%

The computations of the forecasted effects of hypothetical interest rate changes on projected net interest income are based on numerous assumptions. The calculations assume a constant yield curve and do not take into account any loan prepayments in the event of a decline in interest rates. The computed forecasted effects should not be relied upon as indicative of actual future results. Further, the computations assume the Asset Liability Committee takes no action in response to changes in interest rates.

Management also measures DBI's exposure to interest rate risk by computing the estimated rate shocked economic value of equity. Under this technique the components of the balance sheet are marked-to-market to compute the market value of equity. It is similar to a liquidation value assuming all of the assets are sold at fair market value and all of the liabilities are paid off at fair market value. The market value volatility is a function of term. The longer the maturity term, the greater the volatility (risk). Balances with very short terms have little market value risk, while long-term balances, such as those contained in DSB's investment portfolio, have much greater market value risk.

Market value calculations are complex and require good cash flow information in order to be precise. The simulation model that DBI utilizes approximates the average life of earning assets and interest-bearing liabilities; therefore, the resulting market value computations are estimates. The average life calculations are then used as a proxy for duration. Duration is defined as the percent change in market value (price) of a financial instrument for every 100 basis point change in interest rates. Using this technique, the approximate market values for the major balance sheet categories are calculated for various rate changes. The market value of equity is equal to the market value of assets minus the market value of liabilities.

The following table presents DBI's projected change in the market value of equity for various levels of interest rates as of the end of the two most recent years:

As of December 31, 2008

Change in Interest Rates	Estimated Market Value of Equity	Increase (Decrease)	Percent Change
100 basis point rise	$53,843,000	$1,901,000	3.7%
No change	$51,942,000	--	--
100 basis point decline	$49,078,000	($2,864,000)	(5.5)%

As of December 31, 2007

Change in Interest Rates	Estimated Market Value of Equity	Increase (Decrease)	Percent Change
100 basis point rise	$50,502,000	($1,331,000)	(2.6)%
No change	$51,833,000	--	--
100 basis point decline	$53,171,000	$1,338,000	2.6%

This analysis assesses the risk of loss in market rate sensitive instruments in the event of sudden and sustained changes in prevailing market interest rates. As of December 31, 2008, DBI's estimated changes in the market value of equity are within a range management considers acceptable. Certain shortcomings are inherent in the method of analysis presented in the computation of market value of equity. Actual results may differ from those projections presented should market conditions vary from assumptions used in these calculations.

The following table shows the repricing period for interest-earning assets and interest-bearing liabilities and the related gap based on contractual maturities, at December 31, 2008:

(In thousands)	0 to 6 Months	7 to 12 Months	1 to 2 Years	Over 2 Years
Loans	$122,466	$70,880	$35,234	$72,201
Investment securities	2,310	1,958	3,932	64,831
Federal funds sold	9,219	0	0	0
Other	4,155	0	0	802
Total earning assets	$138,150	$72,838	$39,166	$137,834
Interest-bearing deposits	$182,578	$32,677	$31,901	$19,039
Other borrowed funds	22,415	7,000	7,650	16,200
Total interest-bearing liabilities	$204,993	$39,677	$39,551	$35,239
Rate sensitivity gap	($66,843)	$33,161	($385)	$102,595
Cumulative rate sensitivity gap	($66,843)	($33,682)	($34,067)	$68,528
Cumulative ratio of rate sensitive assets to rate sensitive liabilities	67.39%	86.23%	88.01%	121.45%
Ratio of cumulative gap to average earning assets	-17.89%	-9.02%	-9.12%	18.35%

Mortgage backed securities are allocated according to their expected prepayments rather than their contractual maturities. For purposes of this analysis, NOW, savings and money market accounts are considered repriceable within six months.

The above gap analysis is used to identify mismatches in the repricing of assets and liabilities within specified periods of time or interest sensitivity gaps. The rate sensitivity or repricing gap is equal to total interest-earning assets less total interest-bearing liabilities available for repricing during a given time interval. A positive gap exists when total interest-earning repricing assets exceed total interest-bearing repricing liabilities and a negative gap exists when total interest-bearing repricing liabilities exceed total interest-earning repricing assets.

EMPLOYEES OF DENMARK STATE BANK

Denmark
Debra K. Ausloos
Carol M. Behringer
Christina M. Bienapfl
Mary B. Buresh
Sheena M. Craanen
Sara J. DeGrave
Terese M. Deprey
Hilaria A. Dose
Mary J. Doucha
Lynnette E. Duckett
Donna P. Emmer
Jill S. Feiler
Sara L. Fels
Joanna B. Fischer
Bonita M. Gauger
Patricia A. Gremore
Dennis J. Heim
Tim L. Henke
Melissa S. Hoyer
Linda L. Johanek
Kevin W. Johnsrud
Donna J. Kafka
Melissa M. Kersten
Betty A. Kittell
Kim M. Kohn
Linda L. Kolarik
Ann M. Kozlovsky
Lawrence J. Kozlovsky
Evonne J. Kreft
Carl T. Laveck
Lynda A. Leanna
Julie A. Lemmens
Lonnie A. Loritz
Stacy L. Magnuson
Rachel J. Markvart
Sandra R. Miller
Shawn E. Mueller
Kristina L. Nelsen
Sarah L. Neuser
Tamara A. O'Brien
John P. Olsen
Tobias H. Olsen
Anna M. Pearson

Denmark
Stephen N. Peplinski
Tammy A. Pribyl
Charles J. Rabitz
Bonnie L. Reindl
Linda M. Rentmeester
Sarah J. Schley
Diane M. Schlies
Kenneth J. Schneider
Steven M. Schneider
Cynthia L. Shimon
Lori A. Sisel
Jeanne M. Swagel
Kimberly J. Tess
Deanna L. Tilot
Jeffrey G. Vandenplas
Christie L. Van Ess
Allison J. Van Groll
Leroy M. Verkuilen
Cynthia M. Winiecki
Jeanne L. Wolf
Michelle R. Wotachek
Carol B. Wright

Bellevue
Brenda M. Allen
Mary A. Bauer
Molly J. Carriveau
Joan M. DeGrand
Jodi G. Havlovitz
Amy R. Hertel
Amanda J. Jacquart
Ryan M. Johanek
Chad R. Kofler
Mary E. Kropp
Katherine A. Pelnar
Donna M. Post
Glenn J. Whipp

Maribel
Edwin R. Duckart
Samantha L. Duckart
Debbie A. Grenier
Ellen M. Klarkowski
Linda M. Kuik
Tami J. Pelischek

Reedsville
Linda L. Beyer
Barbara A. Lorrigan
Sharie L. Mack
Joan C. Popp
Sara J. Popp
Darlene F. Schmieder
Gail S. Wegner

Whitelaw
Beverly J. Evenson
Debra J. Habeck
Deborah L. Kopidlansky
Colleen M. Meidl
David H. Radue
Richard J. Schmieder
Bonnie M. Vogel
Kristine Weber

Wrightstown
Tiffany L. Allen
Polly L. Novitski
Samantha M. Van Elzen
Jeffrey J. Van Rens
Katherine R. Wilson

DIRECTORS AND OFFICERS

Directors of Denmark Bancshares, Inc.

Terese M. Deprey
Secretary
Denmark Bancshares, Inc.

Thomas N. Hartman
President
Hartman's Towne and Country Greenhouse, Inc.
Director of Denmark State Bank

Michael L. Heim
President
Heim Trucking Company
Director of Denmark State Bank

Kenneth A. Larsen, Sr.
Sole Member, K.A. Larsen Consulting, LLC
Director of Denmark State Bank

Edward Q. Opichka, D.D.S.
Retired Owner
Edward Q. Opichka Dental Practice

Allen M. Peters
Retired Teacher and Athletic Director
Reedsville School District

Diane L. Roundy
Director of Business Development
Schenck Business Solutions
Director of Denmark State Bank

Thomas F. Wall
Retired Sales Account Manager
Natural Beauty Growers
Director and Chairman of Denmark State Bank

Nominee for Director of Denmark Bancshares, Inc.

Janet L. Bonkowski
Public Relations Manager
Schneider National Inc.
Director of Denmark State Bank

Officers of DBI and DSB

John P. Olsen*
President and CEO
Denmark Bancshares, Inc. and Denmark State Bank
Director of Denmark State Bank

Terese M. Deprey*
Secretary of Denmark Bancshares, Inc.
Vice President of Denmark State Bank

Jill S. Feiler*
Vice President of Retail Banking
Denmark State Bank

Dennis J. Heim*
Vice President and CFO of Denmark Bancshares, Inc.
Sr. Vice President and CFO of Denmark State Bank

Linda L. Johanek*
Vice President of Human Resources
Denmark State Bank

Carl T. Laveck*
Vice President of Denmark Bancshares, Inc.
Executive Vice President and Chief Credit Officer of
Denmark State Bank

Lonnie A. Loritz*
Vice President and Secretary
Denmark State Bank

David H. Radue
Vice President
Denmark State Bank

Kimberly J. Tess*
Assistant Vice President and Controller
Denmark State Bank

Jeffrey G. Vandenplas
Vice President
Denmark State Bank

Jeffrey J. Van Rens
Vice President
Denmark State Bank

Glenn J. Whipp*
Vice President
Denmark State Bank

* Executive officer

52

QUARTERLY FINANCIAL INFORMATION

MARKET INFORMATION

The following table shows market price information and cash dividends paid for DBI's common stock:

2007	Book Value End of Quarter (Unaudited)	Market Value (1) High	Low	Dividends Paid (2)
1st Quarter	$427	$886	$850	$7.15
2nd Quarter	425	875	840	
3rd Quarter	433	875	860	7.20
4th Quarter	435	750	375	
2008				
1st Quarter	$446	$850	$800	$7.20
2nd Quarter	443	860	700	
3rd Quarter	446	600	600	7.25
4th Quarter	439	650	550	
2009				
Through March 1	N/A	N/A	N/A	$7.25

1) See the following page for additional information about the market value of DBI Common Stock.
2) The ability of DBI to pay dividends is subject to certain limitations. See "Capital Resources" in Management's Discussion and Analysis.

As of March 2, 2009 DBI had 1,554 shareholders of record. Beneficial owners of DBI's Common Stock whose shares are held in "nominee" or "street" name are not included in the number of shareholders of record.

SELECTED FINANCIAL INFORMATION

The following table sets forth certain unaudited results of operations for the periods indicated:

(In thousands except per share data) For the Quarter Ended

2007	March 31	June 30	September 30	December 31
Interest income	$6,372	$6,457	$6,858	$6,505
Interest expense	3,154	3,205	3,288	3,109
Provision for credit losses	278	175	350	100
Net income	770	720	779	1,041
Net income per share	6.46	6.06	6.54	8.74
2008				
Interest income	$6,458	$6,050	$5,935	$5,631
Interest expense	2,850	2,404	2,233	2,058
Provision for credit losses	150	175	225	450
Net income	1,257	967	809	758
Net income per share	10.56	8.12	6.80	6.36

STOCK PERFORMANCE

STOCK PERFORMANCE GRAPH

The following line graph shows a comparison of the yearly percentage change in the cumulative total shareholder return on Denmark Bancshares, Inc. Common Stock with the cumulative total returns of the Nasdaq Bank Composite Index and the Nasdaq Composite Stock Market Index. Cumulative total shareholder return includes the change in year-end stock price and assumes reinvestment of dividends. The graph assumes $100 was invested in Denmark Bancshares, Inc. Common Stock and for each index on December 31, 2003. The Common Stock of DBI trades sparsely. There is no established market for the Common Stock of DBI and it is unlikely that such a market for the shares will develop in the foreseeable future. The prices of DBI Common Stock used to determine the cumulative total shareholder return for the years ended 2007 and 2008 are based on information obtained from buyers or sellers, may not reflect all transactions and may not be entirely reliable. The prices of DBI Common Stock used to determine the cumulative total shareholder return for the years ended 2004, 2005 and 2006 were based on repurchases of Common Stock by DBI pursuant to a Stock Repurchase Policy. The Stock Repurchase Policy provided that shares offered to DBI could be purchased as an accommodation to shareholders at a specified percentage of book value computed as of the most recently publicly filed Form 10-Q or 10-K preceding the purchase. The applicable percentage was 210% of book value from March 28, 2001 through September 11, 2006.



Stock/Index	12/31/03	12/31/04	12/31/05	12/31/06	12/31/07	12/31/08
Denmark Bancshares	$100	$106	$109	$107	$96	$72
Nasdaq Bank Composite	$100	$114	$112	$126	$101	$79
Nasdaq Stock Composite	$100	$109	$111	$123	$136	$82

The Noel Family
...sharing over 90 years of Denmark State Bank history

Through the generations, members of the Noel family have played a key role in the success of Denmark State Bank by investing in the bank and also providing their expertise through employment. We're so pleased to pay special tribute to them in 2009.

William J. Noel started his 62-year career at the bank in 1918. He served on the Board of Directors for 38 years from 1942 to 1980. Mr. Noel was appointed President in 1958 and served in that capacity until 1975. In 1968, he was honored by the Wisconsin Bankers Association for his 50 years of employment in banking.

William W. Noel, son of William J. Noel, began his 14-year career in 1967 and served as President from 1975 until his tragic and untimely death in 1981.

Terese M. Deprey, daughter of William W. Noel, began working at the bank in 1983. Ms. Deprey was elected to the Board of Directors in 1994 and has been serving as the Corporate Secretary since 1996.

Thank you for your commitment to Denmark State Bank's continued growth and success!

William J. Noel (left)
& William W. Noel
1979





The Noel Family
Today

"Denmark State Bank has consistently and steadily served Denmark and the surrounding area over the past 100 years. That longevity and quality of service bring a feeling of confidence, particularly in these uncertain economic times. I am proud to be part of a family that has been associated with this bank for over 90 of these 100 years."

- Bill Noel (seated, center)